SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     Form CB

                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
                               (AMENDMENT NO. ___)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]



                            IQ POWER TECHNOLOGY INC.
        ----------------------------------------------------------------
                            (Name of Subject Company)


       (Translation of Subject Company's Name into English (if applicable)

                            British Columbia, Canada
        ----------------------------------------------------------------
        (Jurisdiction of Subject Company's Incorporation or Organization)


                       (Name of Person(s) Furnishing Form)


                                  Common Shares
        ----------------------------------------------------------------
                     (Title of Class of Subject Securities)


              (CUSIP Number of Class of Securities (if applicable)

                              Kenneth G. Sam, Esq.
                              Dorsey & Whitney LLP
                          1420 Fifth Avenue, Suite 3400
                            Seattle, Washington 90101
                                  206-903-8804
        ----------------------------------------------------------------
            (Name, Address (including zip code) and Telephone Number
        (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

                                  June 30, 2004
        ----------------------------------------------------------------
                  (Date Tender Offer/Rights Offering Commenced)

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Gregory A. Sasges
----------------------------------------
(Signature)


Gregory A. Sasges, Secretary
----------------------------------------
(Name and Title)


July 17, 2004
----------------------------------------
(Date)
                            iQ POWER TECHNOLOGY INC.




                                  SUPPLEMENT TO

                            MANAGEMENT PROXY CIRCULAR

                                     FOR THE

                      ANNUAL MEETING OF THE SHAREHOLDERS OF

                            IQ POWER TECHNOLOGY INC.

                                  SCHEDULED FOR

                                  JUNE 30, 2004
                            iQ POWER TECHNOLOGY INC.

                     SUPPLEMENT TO MANAGEMENT PROXY CIRCULAR

Note to United States Shareholders

The transactions contemplated by the Special Resolution authorizing iQ Power Technology Inc. (hereinafter variously referred to as "we," "us," "our, and "the Corporation") to apply for continuance under Swiss corporation law as if the Corporation had been incorporated thereunder (the "Continuance"), details of which, including a copy of the proposed Special Resolution, are contained in the accompanying Management Proxy Circular, and repealing the existing Articles of the Corporation on such continuation, are subject to the Canada Business Corporations Act and the Swiss Code of Obligations.

The Continuance is deemed to be an offer for the securities of a foreign corporation, iQ Power Technology Inc., by the continued corporation. The Continuance is subject to the disclosure requirements of a foreign country that are different from those of the United States.

If the Continuance is completed, we (as a Swiss corporation) will be deemed to have issued new securities to our security holders, including common shares to our common shareholders, options to our option holders, warrants to our warrant holders and debt securities to our debt holders (collectively, the "Securities"). These Securities will be offered in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the Securities Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), provided by Rule 802 thereunder.

The Securities to be issued pursuant to the Continuance will be unregistered restricted securities within the meaning of Rule 144 under the 1933 Act to the same extent and proportion that the securities tendered or exchanged by the holder in that transaction were restricted securities. Consequently, shareholders holding unrestricted securities of the Corporation will be deemed to exchange their securities in the Continuance for unrestricted Securities that are freely transferable under United States federal securities laws, except for such shares held by persons who are "affiliates" (as such term is defined under Rule 144(a)(1) of the Securities Act) of the Corporation. The Securities held by such affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145(d)(1), (2), or (3) promulgated under the 1933 Act or as otherwise permitted under the 1933 Act, including pursuant to exemptions from registration available under Regulation S promulgated under the 1933 Act. Rule 144(a)(1) defines affiliates as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of such issuer," and the term generally includes the directors, officers or 10% shareholders of an issuer.

Shareholders who reside in the United States or who are U.S. citizens have been advised to seek their own legal counsel with respect to the effect the proposed Continuance may have on their right to trade the Securities deemed to be received by them.

The Securities offered in connection with the Continuance have not been and will not be registered under the 1933 Act or under the securities laws of any state or district of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved the Securities, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS OR BRING ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE CORPORATION IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE ABLE TO SUE A FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE U.S.
SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

                            iQ POWER TECHNOLOGY INC.




                                NOTICE OF MEETING

                                       AND

                            MANAGEMENT PROXY CIRCULAR

                                     FOR THE

                      ANNUAL MEETING OF THE SHAREHOLDERS OF

                            IQ POWER TECHNOLOGY INC.

                                  SCHEDULED FOR

                                  JUNE 30, 2004

                            IQ POWER TECHNOLOGY INC.

                      NOTICE OF 2004 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2004 annual general meeting (the "Meeting") of members of iQ Power Technology Inc. (the "Corporation") will be held in the Boardroom at 1111 West Hastings Street, Suite 708-A, Vancouver, British Columbia, Canada, on June 30, 2004, at the hour of 4:00 p.m. (Pacific Time) for the general purpose of receiving and considering the report of the directors, the audited financial statements of the Corporation for the period ended December 31, 2003, and the report of the auditor thereon, as well as the following specific purposes:

(1)  To set the number of directors for the Corporation for the ensuing year;

(2)  To elect directors for the Corporation for the ensuing year;

(3) To re-appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(4) To consider and, if thought fit, to approve all matters relating to stock options and the Stock Option Plan of the Corporation as more particularly described in the accompanying Management Proxy Circular;

(5) To consider and, if thought fit, to approve the board of directors remuneration proposals described in the accompanying Management Proxy Circular;

(6) To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Corporation on its behalf since the last annual general meeting;

(7) To consider and, if thought fit, to pass a Special Resolution authorizing the Corporation to apply for continuance under Swiss corporation law as if the Corporation had been incorporated thereunder, details of which, including a copy of the proposed Special Resolution, are contained in the accompanying Management Proxy Circular, and repealing the existing Articles of the Corporation on such continuation, all subject to the discretion of the Board of Directors to abandon the application without further approval of the shareholders;

(8) To consider and, if thought fit, to pass a Special Resolution (a) ratifying, confirming, and approving with or without variation any By-Law or other form of document recommended by counsel in accordance with Swiss corporation law and adopted by the board of directors of the Corporation relating generally to the conduct and regulation of the business and affairs of the Corporation, such By-Law or other form of document to be effective on the date a Certificate of Continuance or similar certificate is issued to the Corporation under Swiss corporation law, and (b) repealing the existing By-Law Number One of the Corporation; all subject to the discretion of the Board of Directors to abandon the same without further approval of the shareholders; and

(9) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

TAKE NOTICE that pursuant to the Canada Business Corporations Act (the "CBC Act") a shareholder dissenting from the Special Resolution to continue the Corporation under Swiss corporation law is entitled to be paid the fair value of his shares in accordance with Section 190 of the CBC Act should the Corporation proceed with the continuation. Particulars of the level of shareholder approval required to pass the proposed special resolutions and the rights of dissent are more particularly discussed in the Management Proxy Circular accompanying this Notice.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Corporation's transfer agent, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Fax:
Within North American: 1-866-249-7775; Outside North America: (416) 263-9524, all not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.


DATED at the City of Vancouver, in the Province of British Columbia, Canada, as of the 4th day of June, 2004.



                                        By Order Of The Board Of Directors

                                        /s/ Gregory A. Sasges
                                        ----------------------------------------
                                        GREGORY A. SASGES, Secretary

                            IQ POWER TECHNOLOGY INC.

                            MANAGEMENT PROXY CIRCULAR
                          AS AT AND DATED JUNE 4, 2004

                             Solicitation of Proxies
                             -----------------------

This Management Proxy Circular is furnished in connection with the solicitation of proxies by management of iQ Power Technology Inc. (hereinafter variously referred to as "we," "us," "our, and "the Corporation") for use at the 2004 annual general meeting (the "Meeting") of shareholders of the Corporation to be held on June 30, 2004, at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Corporation.

                      Appointment and Revocation of Proxies
                      -------------------------------------

The persons named in the accompanying form of proxy are directors of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Fax: Within North American:
1-866-249-7775; Outside North America: (416) 263-9524, or to the Corporation's office, all not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the said office of Computershare Trust Company of Canada or the Corporation's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

                                Voting of Proxies
                                -----------------

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters that may properly come before the Meeting. As at the date of this Management Proxy Circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

                 Voting Securities and Principal Holders Thereof
                 -----------------------------------------------

The voting securities of the Corporation consist of an unlimited number of Common Shares without par value. As at the date of this Management Proxy
Circular, 31,610,457 Common Shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. By operation of the provisions of the Canada Business Corporations Act, the date immediately preceding the date of mailing of the accompanying Notice of Meeting is the record date for the purpose of determining those shareholders entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Corporation.

Other than the election of directors, the resolutions contained in the Notice of Meeting require the positive vote of more than 50% of the votes cast on the resolution with the exception of special resolutions that require the positive vote of not less than 66 2/3% of the votes cast on the special resolution.

                    Number of Directors [proxy resolution 1]
                    ----------------------------------------

The Articles of the Corporation provide for the election of a minimum of one and a maximum of ten directors. Currently the Corporation has six director positions and six directors on the board of directors. Management is proposing that shareholders establish the number of director positions for the ensuing year at four and proposing the nominees described in this Management Proxy Circular be elected to those positions.

                      Election of Directors [resolution 2]
                      ------------------------------------

The persons named in the following table are current directors of the Corporation, other than Dr. Herbert Weininger, and management's nominees to the board for the ensuing year. The current appointments of each of the existing directors expire on the date of the annual general meeting. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the Articles of the Corporation or unless he or she becomes disqualified to act as a director.

----------------------------------------------------------------------------------------------------------------------------
            Name of Nominee and                   Principal Occupation             Period From                Number of
     Present Position with Corporation         at the present and for the         Which Nominee              Approximate
                                                  preceding five years          Has Been Director        Voting Securities1
----------------------------------------------------------------------------------------------------------------------------
Hans Ambos                                    Senior executive in the high        June 30, 1999                 210,000
Munich, Germany                               technology field, including
Director                                      service with Daimler-Benz
                                              Aerospace, the German
                                              Ministry of Defence, Dornier
                                              Aerospace, the NATO MRCA
                                              Management Agency (NAMMA),
                                              and the NATO Industrial
                                              Advisory Group (NIAG)

Peter Braun                                   President and Chief                August 25, 1998              1,030,000
Munich, Germany                               Executive Officer of iQ
Director,                                     Power Technology Inc.;
Chief Executive Officer, President            President of iQ Battery
                                              Research and Development GmbH

Russell French                                President of 509049 B.C.          December 20, 1994               300,001
Vancouver, BC, Canada                         Ltd. and Mayon Management
Director                                      Ltd.; Vice-President,
Vice-President, Business Development          Business Development of iQ
                                              Power Technology Inc.

Dr. Herbert Weininger                         Chief Executive Officer of Sputz       Nominee                      Nil
Tutzing, Germany                              AG; Independent Lawyer,
Nominee Director                              Consultant, and Financial
Nominee Chief Financial Officer               Adviser
-------------------------------------------
1    voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised  (exclusive  of options but  inclusive of incentive shares held in escrow).


All of the proposed nominees are ordinarily resident in Germany other than Russell French, who is ordinarily resident in Canada

The board of directors has not appointed an executive committee.

The Corporation is required to have an audit committee. Hans Ambos, Rudolf Heinz, and Russell French currently comprise that committee. Gunther Bauer, Rudolf Heinz, and Gregory Sasges are stepping down as directors of the Corporation at the Meeting and a new audit committee will be constituted following the Meeting.

                      Appointment of Auditor [resolution 3]
                      -------------------------------------

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of Deloitte Touche, Chartered Accountants, as the Corporation's auditor until the next annual general meeting of shareholders at a remuneration to be fixed by the board of directors. Deloitte Touche were first appointed auditor of the Corporation in 1998 and have held the position since then.

                       Statement of Executive Compensation
                       -----------------------------------

                             Executive Compensation

                     Compensation Of Directors And Officers

The following table sets forth the compensation paid to our chief executive officer and each of our four most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 (each a "Named Executive Officer") during the fiscal year ended December 31, 2003, 2002, and 2001.


                                                  Summary Compensation Table
                                                  (in United States Dollars)

                                         Annual Compensation                    Long-Term Compensation
                                         -------------------                    ----------------------

                                                                                    Awards              Payouts

                                                                                          Restricted
                                                                         Securities       Shares or
                        Fiscal                            Other Annual      Under         Restricted     LTIP     All Other
       Name and          Year     Salary       Bonus      Compensation   Options/SARs     Share Units    Payouts  Compensation
  Principal Position    Ended     (US$)        (US$)          (US$)       Granted (#)        (US$)        (US$)       ($)
-----------------------------------------------------------------------------------------------------------------------------
 Peter E. Braun,        2001     102,000        --              --         280,000            --           --            --
 President and Chief
 Executive Officer      2002     102,000        --           5,146(1)                         --           --         1,548(2)

                        2003     105,200        --                         400,000            --           --


Gunther C. Bauer,       2001      96,000        --              --         280,000            --           --            --
 Chief Technical
 Officer                2002      96,000        --           5,146(1)                         --           --            --

                        2003      99,000        --              --         380,000            --           --            --
-----------------
(1)  Represents  pension  fund  contributions  made on  behalf  of  these  named executive officers.

(2)  Represents payment on personal life insurance policy.


During our most recently completed financial year ended December 31, 2003, we did not have a general pension plan for our directors, officers or employees.

                         Options to Purchase Securities
                         ------------------------------

During our last completed fiscal year ended December 31, 2003, we granted incentive stock options to purchase 1,420,000 common shares of our capital stock for US$0.44 per share to our directors and officers, including the options reflected in the Summary Compensation Table as having been granted in 2003.

No stock appreciation rights ("SARs") were granted during this period.

               Options & SARs Granted to Named Executive Officers
               --------------------------------------------------

The following table sets forth particulars concerning individual grants of options to purchase or acquire our securities, if any, and stock appreciation rights ("SARs") made to each Named Executive Officer during the financial year ended December 31, 2003:

                             Option/SAR Grants During the Most Recently Completed Financial Year
------------------------------------------------------------------------------------------------------------------------
                                                          % of Total                       Market Value of
                                           Securities       Options     Exercise Price       Securities
                          Date of Grant       under        Granted to    or Base Price       Underlying       Expiration
            Name             in 1998      Options/SARs     Employees     ($/Security)      Options/SARs on       Date
                                          Granted (#)1         in                           Date of Grant
                                                           Financial                        ($/Security)
                                                              Year
------------------------------------------------------------------------------------------------------------------------
Peter E. Braun,           Dec. 17, 2003      400,000         30.06%          $0.44               n/a           Dec 17/13
President and Chief
Executive Officer

Gunther Bauer,            Dec. 17, 2003      380,000         28.57%          $0.44               n/a           Dec 17/13
Chief Technical Officer


              Options & SARs Exercised by Named Executive Officers
              ----------------------------------------------------

The following table sets out incentive stock options exercised by the Named Executive Officers during the last completed fiscal year as well as the fiscal year end value of stock options held by the named executive officers. During this period, no outstanding SARs were held by named executive officers:

                   Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values
------------------------------------------------------------------------------------------------------------------------
                                                                                                Value of Unexercised in
                               Securities        Aggregate      Unexercised Options/SARs at    the Money Options/SARs at
     Name                      Acquired on     Value Realized           FY-End (#)                    FY-End ($)
                               Exercise (#)         ($)          Exercisable/Unexercisable    Exercisable/Unexercisable(1)
------------------------------------------------------------------------------------------------------------------------
Peter E. Braun,                 243,347            39,330               679,153/Nil                   85,873/Nil
President and Chief
Executive Officer

Gunther Bauer,                  147,301            23,956               755,199/Nil                   98,080/Nil
Chief Technical Officer

1 Based on the US$0.55 per share closing price of the Corporation's common shares as quoted on the NASD OTCBB for December 31, 2003.


                                Stock Option Plan
                                -----------------

In December 1998, our board of directors adopted the 1998 Stock Option Plan, which was amended in 1999, 2000, 2001 and 2002 to increase the number of shares authorized to be issued upon exercise of options granted under the plan (collectively as amended, the "Stock Option Plan"). The Stock Option Plan will continue in effect until all shares of Common Stock for issuance under the plan have been issued and all restrictions on such shares have lapsed. The Stock Option Plan is administered by the board of directors (or a committee thereof) and provides that options may be granted to our officers, directors, employees and other persons, including consultants, as determined by the Plan Administrator in its sole discretion.

The options issued under the Stock Option Plan are exercisable at a price fixed by the Plan Administrator, in its sole discretion; provided that options granted in substitution for outstanding options of another corporation in connection with a merger, consolidation, acquisition of property or stock or other reorganization involving such corporation and us or any of our subsidiaries may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to adjustment. Subject exceptions in the Stock Option Plan relating to death, divorce and estate planning techniques, options granted under the Stock Option Plan are non-assignable and non-transferable.

The maximum number of the shares reserved for issuance under the Stock Option Plan, as amended, is 4,714,000 shares. As of December 31, 2003, a total of 2,967,352 options were issued and unexercised under the Stock Option Plan. On December, 2003, we granted options exercisable to acquire 1,600,000 shares of which 100,000 shares were not vested on December 31, 2003.

Set forth below is a table that reflects the history of the Corporation's option grants and the repricing for options outstanding as of December 31, 2003:

                         Report On Repricing Of Options
                         ------------------------------

Set forth below is a table that reflects the history of our Corporation's option grants and the repricing for options outstanding as of December 31, 2003:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                Repriced Exercise Price
Original Grant Date      # of Options       Original      June 12, 2000      Jan 16, 2001     Jan 18, 2002     June 6, 2003
                        Outstanding as   Exercise Price
                       of Dec 31, 2003
-----------------------------------------------------------------------------------------------------------------------------
December 17, 2003        1,600,000
Jan 18, 2002                30,000           $1.00                  -                -                -              0.40
June 28, 2001              904,153           $1.37                  -                -            $1.00              0.40
Jan 16, 2001               142,000           $0.50                  -                -                -              0.40
June 12, 2000              126,500           $1.50                  -            $0.50                -              0.40
Oct 15, 1999                20,000           $4.375             $1.50            $0.50                -              0.40
July 7, 1999                52,699           $3.75              $1.50            $0.50                -              0.40
June 28,1999                32,000           $2.50              $1.50            $0.50                -              0.40
Dec 1, 1998                 60,000           $2.50              $1.50            $0.50                -              0.40
TOTAL                    2,967,352

Peter Braun, our Chief Executive Officer, held 280,000 of the 1,295,000 options granted in June 2001 and January 2002 and repriced in 2003 as reflected in the above table. Mr. Braun also held 242,500 options of the 843,000 options granted on January 16, 2001 and prior and repriced in 2003 as reflected in the above table. Gunther C. Bauer, our Chief Technical Officer, held 280,000 of the 1,295,000 options granted in June 2001 and January 2002 and repriced in 2003 as reflected in the above table. Mr. Bauer also held 242,500 options of the 843,000 options granted on January 16, 2001 and prior and repriced in 2003 as reflected in the above table. On June 06, 2003, the Board of Directors determined that it was in the best interest of the Corporation to reprice the 1,295,000 issued and still outstanding stock options originally granted by the Corporation on January 18, 2002 and June 28, 2001. The Corporation's Board of Directors approved a stock option repricing program. Under the program, all stock options having an exercise price of $1.00 and granted under the Corporation's Stock Option Plan, including directors and Named Executive Officers, were repriced at an exercise price of $0.40 per share. At the same time, all options issued on June 20, 2000 and prior, and still outstanding, in total 843,00 options, were repriced from $0.50 to $0.40. The new exercise price represented a 2.5% premium over the then market price of $0.39 per share of common stock. Other than the lower exercise price, each repriced stock option under the repricing program retained the terms of the original grant, including the same vesting terms, number of shares and expiration date.

The Board of Directors approved the stock option repricing program as a result of the significant reduction in the price of our common stock subsequent to the original grant of the options. The Board determined that the options having an exercise price of $1.00 no longer provided meaningful incentive to the option holders to remain in our employ and to maximize shareholder value. The Board believed that the exchange of new stock options with a lower exercise price for our existing stock options would once again provide incentive to our officers, directors and employees to continue to provide services to us and to maximize shareholder value.

The following named executive officers held the following options that were repriced in 2003:

-----------------------------------------------------------------------------------------------------------------
            Name                  Number of securities        Exercise Price before       Repriced Exercise Price
                                   underlying options               Repricing
-----------------------------------------------------------------------------------------------------------------
Peter E. Braun,                         280,000                       $1.00                        $0.40
President and Chief                     242,500                       $0.50                        $0.40
Executive Officer

Gunther C. Bauer,                       280,000                       $1.00                        $0.40
Chief Technical Officer                 242,500                       $0.50                        $0.40


                         Ten-Year Option/SAR Repricings

The following table reflects the participation of our Chief Executive Officer and each Named Executive Officer in any option repricing by our Corporation over the past 10 years:

------------------------------------------------------------------------------------------------------------------------
                                                                                                             Length of
                                                 Securities     Market Price                                  Original
                                                 Underlying     of Stock at     Exercise                        Term
                                                 Options/SAR      Time of     Price at Time      New         Remaining
                                                 Repriced or    Repricing or   of Repricing    Exercise      at Date of
                                    Date           Amended       Amendment    or Amendment      Price       Repricing or
Name & Position               (of Repricing)         (%)             ($)            ($)          ($)          Amendment
------------------------------------------------------------------------------------------------------------------------
Peter E. Braun,               June 12, 2000        320,000         $1.38          $2.50         $1.50        8.5 years
President and                 June 12, 2000         80,000         $1.38          $3.75         $1.50        9.0 years
Chief Executive                Jan 16, 2001        320,000         $0.50          $1.50         $0.50        8.0 years
Officer                        Jan 16, 2001         80,000         $0.50          $1.50         $0.50        8.5 years
                               Jan 18, 2002        280,000         $0.95          $1.37         $1.00        9.5 years
                              June 06, 2003         42,500         $0.39          $0.50         $0.40        7.0 years
                              June 06, 2003        120,000         $0.39          $0.50         $0.40        5.5 years
                              June 06, 2003         80,000         $0.39          $0.50         $0.40        6.0 years
                              June 06, 2003        280,000         $0.39          $1.00         $0.40        8.0 years

Gunther C. Bauer,             June 12, 2000        320,000         $1.38          $2.50         $1.50        8.5 years
Chief Technology              June 12, 2000         80,000         $1.38          $3.75         $1.50        9.0 years
Officer                        Jan 16, 2001        320,000         $0.50          $1.50         $0.50        8.0 years
                               Jan 16, 2001         80,000         $0.50          $1.50         $0.50        8.5 years
                               Jan 18, 2002        280,000         $0.95          $1.37         $1.00        9.5 years
                              June 06, 2003         42,500         $0.39          $0.50         $0.40        7.0 years
                              June 06, 2003        120,000         $0.39          $0.50         $0.40        5.5 years
                              June 06, 2003         80,000         $0.39          $0.50         $0.40        6.0 years
                              June 06, 2003        280,000         $0.39          $1.00         $0.40        8.0 years


                            Long-Term Incentive Plans

The Corporation has a long-term incentive plan although no cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Corporation's securities) was paid or distributed to the executive officer listed or any other person, company, or entity during the most recently completed financial year under that plan. The Incentive Plan was adopted by shareholders in 2001 and amended in 2002 and provides for the issue of up to 2,500,000 Common Shares to valued directors, key employees, and consultants of the Corporation and similar such persons to encourage those persons to acquire a greater proprietary interest in the Corporation, thereby strengthening their incentive to achieve the objectives of the shareholders of the Corporation, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons. The shares issued pursuant to the Incentive Plan will be issued at a discount to market price on the basis of resale restrictions prohibiting their being sold, assigned, pledged or otherwise transferred, voluntarily or involuntarily, by a plan participant until the Corporation meets certain performance requirements. Such restrictions on transfer shall, to the extent that such shares of Common Stock have not previously been forfeited to the Corporation, lapse on the last day of the fiscal period in which the Corporation shall have generated cumulative net revenue from inception of $2,500,000 or more, calculated in accordance with United States generally accepted accounting principles. The shares awarded or sold under the Plan shall be forfeited to the Corporation if the Corporation shall not have generated cumulative net revenues from inception of $2,500,000 or more, calculated in accordance with United States generally accepted accounting principles, prior to December 31, 2006. Certificates for the shares shall be issued in the plan participant's respective names and shall be held in escrow by the Corporation until all restrictions lapse or such shares are forfeited. No incentive shares have been granted under this plan as of December 31, 2003. However, the board of directors decided on December 8, 2003, to grant 1,350,000 of these incentive shares in 2004. These incentive shares were granted on February 18, 2004, and are currently held in escrow.

                              Director Compensation

Other than compensation paid to Peter Braun and Gunther Bauer, as disclosed above under the sub-heading "Compensation of Directors and Officers," our directors have received cash compensation for their services rendered during our most recently completed financial year in accordance with the shareholder resolution as outlined below and the award of bonuses of US$3,000 to each of Peter Braun, Gunther Bauer, and Russell French, and US$1,500 to each of Hans Ambos, Rudolf Heinz, and Gregory Sasges, the payment of which bonuses was deferred to 2004 and applied to the subscription price for the incentive shares issued to the directors as referred to in the preceding section.

Our shareholders approved the payment to each of our directors of an annual stipend of $2,500 together with an honorarium of $250 for each board meeting that our directors attend in the annual meetings of our shareholders held in each of 2001, 2002, and 2003. For the fiscal years ended December 31, 2002 and 2001, the directors deferred taking payment of the approved fees due to the financial position of our Corporation in those years. In fiscal 2003, the Corporation paid both the stipends and honorariums generally described above for fiscal years 2001 through 2003 in total of $47,500.

Other than our Incentive Plan and its Stock Option Plan, we do not have any non-cash compensation plans for our directors and we do not propose to pay or distribute any non-cash compensation during the current financial year, other than by granting stock options or incentive shares.

                      Employment and Consulting Agreements

Effective September 1, 1998, Peter E. Braun and Dr. Gunther C. Bauer entered into employment agreements with us providing for annual salaries of $102,000 ($8,500 per month) and $96,000 ($8,000 per month), respectively. Mr. Braun's and Dr. Bauer's employment agreements are for a term of five (5) years. Both agreements were extended through June 30, 2004, at increased rates effective September 1, 2003, of $9,300 and $8,750 per month respectively.

The laws of Germany govern each of our Named Executive Officer's employment agreements mentioned above.

                              Management Agreements

We are party to a consulting agreement dated August 25, 1998, with a company controlled by Russell French, our Vice-President for Business Development. The agreement was for an initial term of three years (with automatic one-year renewals in the absence of either party taking affirmative action to terminate the agreement). The agreement originally provided for a base annual fee of $72,000 ($6,000 per month) and for the reimbursement of reasonable expenses incurred on behalf of the Corporation. Effective April 1, 2003, the original consulting company assigned the agreement to another company also controlled by Mr. French. Effective September 2003, the monthly fee increased to $7,200 per month. Total management fees for the twelve months ended December 31, 2003, amounted to US$76,800.

 Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Corporation or its subsidiaries and the Named Executive Officers except as referred to above.

Neither the Corporation nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

                             Principal Shareholders

The following table sets forth as of December 31, 2003, information concerning the beneficial ownership of our shares, by persons who are known by us to own beneficially more than 5% of shares, by each of our directors, by each of our Named Executive Officers and by all of our directors and executive officers as a group. The calculations in the table are based on an aggregate of 27,563,071 shares outstanding as of December 31, 2003. Unless otherwise noted all addresses of the beneficial owners are Erlenhof Park, Inselkammer Strasse 4, D-82008, Unterhaching, Germany. The symbol "*" indicates that the amount shown is less than 1% of outstanding shares.

      Name and Address                                   Number of
     of Beneficial Owner                                   shares                 Percentage of Class
-------------------------------------------------------------------------------------------------------
Gunther Bauer (1)                                         1,655,199                    5.84%
Erlenhof Park
Inselkammer Strasse 4
D-82008 Unterhaching, Germany

Peter E. Braun (2)                                        1,409,153                    4.99%
Erlenhof Park
Inselkammer Strasse 4
D-82008 Unterhaching, Germany

Russell French (3)                                          420,001                    1.50%
Suite 708-A
1111 West Hastings Street
Vancouver, B.C. V6E 2J3

Hans Ambos (4)                                              315,000                    1.13%
Erlenhof Park
Inselkammer Strasse 4
D-82008 Unterhaching, Germany

Rudolf Heinz (5)                                             90,000                      *
Erlenhof Park
Inselkammer Strasse 4
D-82008 Unterhaching, Germany

Gregory A. Sasges (6)                                       170,000                      *
Suite 708-A
1111 West Hastings Street
Vancouver, B.C. V6E 2J3

All Directors and Officers as a Group (7)                 4,059,353                    13.56%
-----------------
(1)  Includes  vested options  exercisable to purchase  755,199 shares within 60 days of December 31, 2003.

(2) Includes vested options exercisable to purchase 679,153 shares within 60 days of December 31, 2003.

(3) Includes vested options exercisable to purchase 420,000 shares within 60 days of December 31, 2003.

(4) Includes vested options exercisable to acquire 255,000 common shares within 60 days of December 31, 2003.

(5) Includes vested options exercisable to acquire 90,000 common shares within 60 days of December 31, 2003.

(6) Includes vested options exercisable to acquire 170,000 common shares within 60 days of December 31, 2003.

(7)  Includes  vested  options  exercisable  to  purchase,   in  the  aggregate,
     2,369,352 shares within 60 days of December 31, 2003.

     *  Less than 1%.


           Securities Authorized for Issuance Under Compensatory Plans

The following table includes information as of December 31, 2003, for all compensatory plans previously approved by our security holders and all compensatory plans not previously approved by our security holders.

                                           Equity Compensatory Plan Information

                                                Number of
                                            Securities to be                                 Number of Securities
Plan Category                                  Issued Upon                                  Remaining Available for
                                               Exercise of    Weighted Average Exercise      Future Issuance Under
                                               Outstanding       Price of Outstanding         Equity Compensation
                                                Options,        Options, Warrants and     Plans (excluding securities
                                           Warrants and Rights          Rights             reflected in column (a))
                                                  (a)                    (b)                          (c)
---------------------------------------------------------------------------------------------------------------------
Equity Compensation Plans                      2,967,352               $ 0.42                     2,508,500(1)
Approved by Security Holders

Equity Compensation Plans Not                     Nil                    --                             Nil
Approved by Security Holders
---------------------------------------------------------------------------------------------------------------------
Total                                          2,967,352                                          2,508,500
---------------------------------------------------------------------------------------------------------------------
(1)  Includes 8,500 shares  available for issuance under future stock grants and
     2,500,000  shares available for issuance under our incentive stock plan (of which 1,350,000 were issued in 2004).


 Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Corporation or its subsidiaries and the Named Executive Officers except as referred to under the heading "Employment and Consulting Agreements" above.

Neither the Corporation nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds Cdn$60,000 except as described above.

                  Indebtedness of Directors and Senior Officers

Other than Peter E. Braun and Gunther C. Bauer, none of the directors or senior officers of the Corporation or any of its associates or affiliates, are or have been indebted to the Corporation or any of its subsidiaries at any time since the beginning of the last completed financial year other than in the usual course of their employment in connection with advances made on account of expenses to be incurred on behalf of the Corporation. At the commencement of the last completed financial year, Gunther C. Bauer owed a subsidiary of the Corporation US$27,462 and Peter E. Braun owed a subsidiary of the Corporation US$22,916. As of December 31, 2003, the aggregate amount due on account of these debts had been reduced to US$14,550. These loans arose from dealings with the subsidiary prior to its acquisition by the Corporation. Other than described above, none of our directors or senior officers or any of our associates or affiliates, are or have been indebted to us at any time since the beginning of the last completed financial year other than in the usual course of their employment in connection with advances made on account of expenses to be incurred on behalf of our Corporation. For further information please refer to the financial statements of the Corporation.

                  Interest of Insiders In Material Transactions
                  ---------------------------------------------

The directors and officers of the Corporation have an interest in the resolutions concerning the election of directors, stock options, the other remuneration initiatives, and the approval of all acts of the directors since the last annual general meeting of the Corporation. Otherwise no director or senior officer of the Corporation or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Corporation where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Corporation.

                  Particulars of Other Matters to be Acted Upon
                  ---------------------------------------------

                            Remuneration Initiatives

Management has reviewed with the professional advisers of the Corporation the ability of the Corporation to attract and retain the services of directors, executives, and employees as the Corporation grows and commercializes its technology and has concluded that, in light of the limited ability of the Corporation to pay market-rate salaries, the Corporation must be a leader in the introduction of incentive packages for its personnel to ensure it can attract the directors, executives, and employees it needs to implement its business plan. It does so by using a range of remunerative options that it can offer targeted personnel it has engaged or is or may be in the future seeking to engage.

                          Stock Options [resolution 4]
                          ----------------------------

The Stock Option Plan was originally structured for the purpose of reserving 20% of the issued and outstanding shares of the Corporation from time to time for issue under the Plan. Under US registration rules, the amount of shares reserved for grant under a plan must include shares reserved but not granted, shares reserved and subject to granted options, and shares reserved and issued on the exercise of options. As such, given the Plan has been operating for almost 6 years, management of the Corporation is seeking shareholder approval to a resolution which would allow the board to amend the Plan to reserve for issuance pursuant to the Plan, subject to such approvals as may be required by the regulatory bodies, in the aggregate, that number of shares equal to the sum of all shares reserved and issued on the exercise of options under the Plan together with 20% of the issued and outstanding shares of the Corporation under the two categories of shares reserved but not granted and shares reserved and subject to options (all amounts being determined as at the Meeting Date), subject to increase or decrease through subdivision or consolidation of the outstanding Common Shares of the Corporation. That amount is currently estimated at 8,238,0004 shares (although 1,938,000 such shares have already been issued leaving only 6,300,000 shares available for issue) and is subject to change should the Corporation complete any equity financings or issue any shares on the exercise of options or otherwise between the date of this Circular and the Meeting Date. The actual number will be calculated on the Meeting Date and provided to the Meeting before consideration of any motion concerning the stock options or the Stock Option Plan.

The foregoing is an empowering resolution only and the board may determine not to proceed to implement the change. By passing the empowering resolution concerning stock options, shareholders will be approving all stock options granted in the past year, the amendment of any stock option agreements and stock options amended in the past year, the issue of any shares on the exercise of stock options in the past year or in the future, the granting of new stock options, and the amendment of the Stock Option Plan at such time as the Board of Directors determines the same is advisable as well as any new stock option agreements or stock options by the Corporation in the ensuing year, including all matters concerning stock options of the Corporation described herein.

                 Board of Directors Remuneration [resolution 5]
                 ----------------------------------------------

Shareholders of the Corporation approved an initiative in each of 2001, 2002, and 2003 providing for the cash compensation of directors in recognition of the services provided by the directors in serving on the board of directors of the Corporation and attending board meetings. The initiative provided for each director to receive an annual stipend of US$2,500 upon appointment to the board together with an honorarium of US$250 for each board meeting attended. The directors deferred payment of that remuneration until 2003 due to the cash position of the Corporation. Management is seeking ratification of that initiative for 2004. Management estimates the board will hold at least 4 board meetings in the next year.

The Board of the Corporation determined on Dec 17, 2003, to grant 1,350,000 incentive shares from the Corporation's Incentive Plan to its directors in 2004 at a nominal deemed price. These incentive shares were issued to the six directors of the Corporation in February 2004 and are held in escrow in accordance with the terms of the Incentive Plan. None of the shares may currently be sold, assigned, pledged or otherwise transferred, voluntarily or involuntarily, by the holder. Such restrictions on transfer shall, to the extent that such shares have not previously been forfeited to the Corporation, lapse on the last day of the fiscal period in which the Corporation shall have generated cumulative revenue from inception of US$2,500,000 or more. The shares awarded shall be forfeited to the Corporation if the Corporation shall not have generated cumulative net revenues from inception of US$2,500,000 prior to December 31, 2006.

                  Approval of Acts of Directors [resolution 6]
                  --------------------------------------------

Management is seeking shareholder approval to a resolution that would ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Corporation on its behalf since the last annual general meeting as more particularly described in the news releases, publications, regulatory filings, and financial statements of the Corporation.

Management knows of no other matters to come before the Meeting of members other than referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Corporation shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

        Proposal To Domesticate the Corporation Under Laws of Switzerland
                             [resolutions 7 and 8]


The Board of Directors is proposing to continue the Corporation as a corporation organized and existing under and governed by the laws of Switzerland.

The reason for this proposed change of domicile arises from the fact that the Corporation operates primarily from Europe and European residents hold the majority of its shares. This has resulted in substantial difficulties and expenses for the Corporation that it expects will be dramatically reduced following a continuation out of Canada to Switzerland. By passing the proposed special resolutions, members effectively will be empowering the board of directors to continue the Corporation into Switzerland.

The Proposed Continuation will have certain effects on the charter documents of the Corporation and the rights of Members, the majority of which are summarized under "Certain Substantive Differences in Corporation Laws" below.

The Board of Directors believes that the Proposed Continuation will serve the best interests of the Corporation and the Members.

The   following   discussion   summarizes   certain   aspects  of  the  Proposed
Continuation.

                               Special Resolutions

The Proposed Continuation will be initiated by the adoption of special resolutions in forms to be prescribed by the Corporation's solicitors and presented to the Members at the Meeting. The proposed Special Resolutions required in connection with the Continuation are attached as Schedule "A" to this Management Proxy Circular.

By passing the special resolutions proposed, members will effectively be approving all items of business described in those resolutions and any Exhibits thereto.

                                   Continuance

If the special resolutions concerning the continuation and domestication are approved by the Members, the Board of Directors intend to file the documents required to effect the changes authorized by members, unless the Board of Directors determines that it is not in the best interest of the Corporation to proceed given the nature of the authorized changes and the circumstances associated with proceeding, including the number of shares of Common Stock with respect to which Members may have exercised their right to dissent.

                               Adoption of By-Laws

The Proposed Continuation of the Corporation will require the Corporation adopt new constating documents and the repeal of its existing Articles and By-laws. The proposed constating documents to be adopted will be in a form satisfactory to the Board of Directors and the Corporation's solicitors, will be presented to Members present at the Meeting, and will be available for inspection prior to the Meeting at the registered office of the Corporation.

                               Dissenters' Rights

The CBC Act, which will apply to the Corporation at the time the Special Resolution concerning the continuance of the Corporation is considered and voted upon at the Meeting, provides in Section 190 that a shareholder of the Corporation may dissent with respect to that Resolution. Such a shareholder (a "Dissenting Shareholder") may send at or before the meeting to the Corporation a written objection (a "Notice of Dissent") to that Resolution. In addition to any other right he may have, such a shareholder who complies with the dissent procedure of Section 190 of the CBC Act is entitled to be paid by the Corporation the fair value of the shares held by him determined as at the close of business on the day before the Resolution is passed.

A Dissenting Shareholder may claim under Section 190 only with respect to all shares held by him on behalf of any one beneficial owner and registered in his name. A shareholder who wishes to invoke the provisions of Section 190 must send a Notice of Dissent to the registered office of the Corporation, to the attention of the Secretary, at or before the Meeting. The filing of a Notice of Dissent does not deprive a shareholder of his right to vote on the Resolution and voting against the Resolution does not constitute Notice of Dissent.

Within ten (10) days after the shareholders of the Corporation adopt the Resolution, the Corporation is required to notify in writing each Dissenting Shareholder that the Resolution has been adopted. A Dissenting Shareholder shall, within 20 days after he receives notice of adoption of the Resolution or, if he does not receive such notice, within 20 days of leaning that the resolution has been adopted, send to the Corporation written notice (the "Demand for Payment") containing his name and address, the number and class of shares in respect of which he dissents and a Demand for Payment of the fair value of such shares. Within 30 days of sending his Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he dissents to the Corporation or its transfer agent. The Corporation shall endorse thereon notice that the shareholder thereof is a Dissenting Shareholder and forthwith return the share certificates to the Dissenting Shareholder.

After sending a Demand for Payment a Dissenting Shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares of the Corporation held by him unless the Dissenting Shareholder withdraws his Demand for Payment before the Corporation makes an offer to pay (the "Offer to Pay") or the Corporation fails to make an Offer to Pay and the Dissenting Shareholder withdraws his notice, or the directors revoke the resolution to continue the Corporation, in which case his rights as a shareholder are reinstated as of the date he sent the notice referred to above.

Not later than seven (7) days after the day the Corporation receives the Demand for Payment, the Corporation shall send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for the shares of the Dissenting Shareholder in the amount considered by the directors of the Corporation to be the fair value thereof accompanied by a statement showing how the fair value was determined. Every Offer to Pay for shares held by the Dissenting Shareholder shall be on the same terms. Any Offer to Pay accepted by a Dissenting Shareholder shall be paid by the Corporation within ten (10) days of the acceptance but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within thirty (30) days of the making of the Offer to Pay.

If any Offer to Pay is not made by the Corporation or a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within fifty (50) days after the action approved by the Resolution is effective or in such further period as the Court may allow, apply to a Court to fix a fair value for the shares of any Dissenting Shareholder. If the Corporation fails to apply to a Court under the foregoing provision, a Dissenting Shareholder may apply to a Court for the same purpose within a further period of twenty (20) days or such further period as a Court may allow. Any such application shall be made to the Supreme Court of British Columbia being the Court, which has jurisdiction in the place where the registered office of the Corporation is located, or to the Supreme or Superior Court of the Province where the Dissenting Shareholder making the application resides if the Corporation carries on business in that Province.

A Dissenting Shareholder is not required to give security for costs in any application to a Court, and all Dissenting Shareholders whose shares have not been purchased by the Corporation shall be joined as parties and bound by the decision of the Court. The Corporation shall notify each affected Dissenting Shareholder of the date, place and consequence of any application and of the right of a Dissenting Shareholder to appear and be heard in person or by counsel.

The Court shall fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the date of the domestication under the DGC Law and is effective until the date of payment of the amount ordered by the Court.

The cost of any application to a Court by the Corporation or a Dissenting Shareholder will be under the discretion of the Court.

The above is only a summary of the provisions of Section 190 of the CBC Act, which are technical and complex. It is suggested that any holder of shares of the Corporation wishing to avail himself of his right of dissent under the CBC Act seek his own legal advice as failure to comply strictly with the provisions of that Act may prejudice his right of dissent.

               Certain Substantive Differences In Corporation Laws

Refer to Schedule "B" for a summary of some of the significant differences between the Canada Business Corporations Act (referred to in this section as the "CBC Act"), and Art. 620 ff. of the Swiss Code of Obligations (CO).

The Continuance of the Corporation to Switzerland, and the adoption of new charter documents are subject to documentation in support being accepted for filing by the appropriate corporate authorities in Switzerland as well as The Director, under the CBC Act. Specifically, the Corporation must receive authorization from shareholders by special resolution and the Corporation must establish to the satisfaction of the Director under the CBC Act that the proposed continuance in Switzerland will not adversely affect creditors or shareholders of the Corporation.

                           Tax Disclosure for IQ Power
                           ---------------------------

                   Canadian Federal Income Tax Considerations

In the opinion of Borden Ladner Gervais LLP, Canadian tax counsel to the Corporation, the following summary fairly sets out the principal Canadian federal income tax consequences to the Corporation and to its shareholders, including those who choose to exercise dissent rights ("Dissenting Shareholders"), arising from the continuance of the Corporation to Switzerland. This summary only applies to shareholders who are and remain at all relevant times resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act").

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Corporation or a shareholder. This summary is of a general nature only and is not intended to be legal or tax advice to the Corporation or a shareholder. Shareholders should consult their own tax advisors for advice with respect to the tax consequences of the continuance of the Corporation based on their particular circumstances.

This summary is based upon the facts set out in this Management Proxy Circular, the current provisions of the Tax Act including the regulations thereunder (the "Regulations") and counsel's understanding of the current administrative practices of the Canada Revenue Agency ("CRA") and certificates received by counsel from the Corporation. The summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by the Minister of Finance prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted substantially as proposed, although no assurance in this regard can be given. This summary does not otherwise take into account or anticipate any changes in laws whether by judicial, governmental or legislative decision or action nor does it take into account provincial or foreign income tax legislation or considerations.

                                 The Corporation

While the Corporation is incorporated in Canada, it is deemed to be resident in Canada for purposes of the Tax Act. When the Corporation is granted "articles of continuance" or similar such constitutional documents confirming its continuance in Switzerland, thereafter it will be considered to have been incorporated in Switzerland and will cease to be deemed to be a resident in Canada. Based on certificates provided to counsel by the Corporation, the Corporation should cease to be resident in Canada following continuance in Switzerland because, and at the time (the "Emigration Time") when, its "central management and control" will be located in Switzerland.

Following the Emigration Time, the Corporation will be taxable in Canada if it carries on business in Canada or disposes of taxable Canadian property or receives dividends, interest, royalties or similar income from a person resident in Canada. The taxation of such Canadian-source income may be subject to the provisions of the Canada-Switzerland Income Tax Convention. The Corporation has advised counsel that the Corporation does not expect to earn such Canadian-source income following the Emigration Time.

The Corporation will be deemed to have a taxation year-end immediately before the Emigration Time. There will also be a deemed disposition of each property owned by the Corporation immediately before such taxation year-end for proceeds of disposition equal to its fair market value at that time. Any income or loss realized by the Corporation on the deemed disposition of a property (other than a capital property) will be taken into account in computing the taxable income of the Corporation for its taxation year ending immediately before the Emigration Time. One-half of capital gains or one-half of capital losses (to the extent of one-half of capital gains) realized by the Corporation on the deemed disposition of a capital property will be taken into account in computing the taxable income of the Corporation for its taxation year ending immediately before the Emigration Time. The Corporation may reduce its taxable income for its taxation year ending immediately before the Emigration Time through the application of non-capital losses available from other taxation years in accordance with the provisions of the Tax Act. The Corporation has advised counsel that the Corporation does not expect any tax payable as a result of the deemed disposition of its properties.

The Corporation will also be required to pay a one time tax upon emigration from Canada equal to 25% of the amount by which (a) the aggregate fair market value of the property of the Corporation immediately before the Emigration Time exceeds (b) the aggregate of the paid-up capital of issued and outstanding capital stock of the Corporation and of the debts of the Corporation, each determined immediately before the Emigration Time. Provided, as the Corporation advises counsel, that the Corporation is resident in Switzerland following the Emigration Time, the rate of such tax will be reduced from 25% to 5%.

                                  Shareholders

Except as described below under "Dissenting Shareholders", a shareholder of the Corporation should not be considered, or be deemed under the provisions of the Tax Act, to dispose of his or her shares of the Corporation solely as a consequence of its continuance. The adjusted cost base of his or her shares of the Corporation will remain the same.

                             Dissenting Shareholders

The following assumes that a Dissenting Shareholder utilizes the statutory dissent rights available to him or her. Additional or different income tax considerations may be relevant to a Dissenting Shareholder who fails to perfect or withdraw his or her claim pursuant to the statutory right of dissent.

A Dissenting Shareholder will be entitled to be paid by the Corporation the fair value of the shares of the Corporation held by the Dissenting Shareholder. The Dissenting Shareholder will dispose of his or her shares of the Corporation while the Corporation is incorporated under Canadian law and prior to the continuance of the Corporation to Switzerland.

The Dissenting Shareholder will be deemed to receive a taxable dividend equal to the amount by which the amount received (other than in respect of interest awarded by a Court) exceeds the paid-up capital of the shares held by the Dissenting Shareholder. Such deemed dividend will be subject to the provisions of the Tax Act normally applicable to dividends received from a taxable Canadian corporation including the gross-up and dividend tax credit rules applicable to individuals. Subject to comments which follow, a shareholder of the Corporation that is a corporation may be entitled to deduct in computing taxable income the amount of the deemed dividend otherwise included in its income. Certain shareholders that are private corporations may be subject to a 33-1/3% refundable tax in respect of the deemed dividend. Such tax will be refunded when the corporation pays taxable dividends to its shareholders. Where the Dissenting Shareholder is a corporation, in some circumstances, the amount of such deemed dividend may be treated as proceeds of disposition and not as a dividend. A shareholder of the Corporation that is a corporation should consult its tax advisors in this regard.

The  Dissenting  Shareholder  will be considered to have disposed of the shares.
For purposes of determining the Dissenting Shareholder's capital gain (or a capital loss), the proceeds of disposition will be equal to the amount received in respect of his or her share of the Corporation less the aggregate of amount of any deemed dividend referred to above and of interest awarded by the Court. One half of the capital gain (capital loss) will be included (deducted) in the income of the Dissenting Shareholder in accordance with the provisions of the Tax Act.

Interest awarded to the Dissenting Shareholder by a Court will be included in the Dissenting Shareholder's income for the purposes of the Tax Act.

                      Dividends Received after Continuation

Dividends received or deemed to be received by a shareholder from the Corporation after it has been continued to Switzerland will be required to be included in computing the shareholder's income for purposes of the Tax Act. Dividends or deemed dividends received by a shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received by an individual from taxable Canadian corporations. Generally, a shareholder that is a corporation will not be entitled to deduct the amount of the dividends or deemed dividends in computing its taxable income. A shareholder that is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3 % on the dividends or deemed dividends. Such tax will be refundable when the corporate shareholder pays taxable dividends to its shareholders.

The amount of dividends or deemed dividends on the shares of the Corporation will include the foreign country's withholding tax, if any, imposed in respect of the dividends. To the extent the foreign country's withholding tax is imposed in respect of dividends or deemed dividends on the shares, the amount of such tax generally will be eligible for foreign tax credit or deduction treatment where applicable, subject to the detailed rules and limitations under the Tax Act. A shareholder is advised to consult his or her own tax advisor with respect to the availability of a credit or deduction to him or her having regard to his or her particular circumstances.

              Interest Expense on Money Borrowed to Acquire Shares

In computing a taxpayer's income, a taxpayer is generally allowed to deduct interest expense on money borrowed to purchase common shares of a corporation. On October 31, 2003, tax proposals were released by the Department of Finance (the "October 31 Tax Proposals") and are proposed to have effect for taxation years commencing after 2004. If the October 31 Tax Proposals are enacted as proposed then for years after 2004, a shareholder will only be entitled to deduct interest expense incurred on borrowed money used to purchase the shares of the Corporation if it is reasonable to expect that the shareholder will realize a cumulative profit from the shares of the Corporation during the period the shares of the Corporation are held, or can reasonably be expected to be held. The October 31, 2003 Tax Proposals expressly provide that profit for this purpose will not include capital gains or losses. There is no provision for any carry forward of a loss that cannot be claimed as a result of the application of the October 31, 2003 Tax Proposals.

If the October 31, 2003 Tax Proposals are enacted in their current form, subject to the administrative practice which may be developed by the CRA in applying the October 31, 2003 Tax Proposals, shareholders may no longer be able to deduct interest paid on money borrowed to purchase shares of the Corporation for taxation years commencing after 2004.

                       Shareholders with Tax-Exempt Status

Currently, and following the continuance of the Corporation, a share of the Corporation is not, and will not be, a "qualified investment" for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act (collectively, the "Plans"). When the Corporation continues into Switzerland, shares of the Corporation will also constitute "foreign property" for the purposes of the additional tax imposed under Part XI of the Tax Act on the Plans (except registered education savings plans), registered pension plans, and certain other persons exempt from tax under Part I of the Tax Act. Registered education savings plans are not subject to the foreign property rules.

A share of the Corporation will continue to not be a suitable investment for the Plans after continuance. A shareholder that is a Plan or a person subject to the foreign property rules should obtain independent tax advice with regard to their particular situation.

                          Future Shareholder Proposals
                          ----------------------------

The final date by the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting of the Corporation is 90 days before the annual anniversary of the date of this Management Proxy Circular. No shareholder proposals were received for this Meeting.

The contents of this Management Proxy Circular and its sending to Shareholders have been approved by the Directors of the Corporation.


                                        By Order Of The Board Of Directors

                                        /s/ Gregory A. Sasges
                                        ----------------------------------------
                                        GREGORY A. SASGES, Secretary

                                  SCHEDULE "A"


To  consider  and,  if  thought  fit,  to  approve  the  following  as a Special
Resolution of the Corporation pursuant to Section 188 of the Canada Business Corporations Act (the "CBC Act"):

     Resolved, as a Special Resolution, that:

     1. The Corporation make application to the Director under the Canada Business Corporations Act for a Letter of Satisfaction, file Articles of Incorporation under Swiss corporation law continuing the Corporation as if it had been incorporated under those laws, and make application to the Director for a Certificate of Discontinuance;

     2. The Articles of Incorporation of the Corporation under the CBC Act, which have been submitted to the Annual General Meeting of the Corporation held the 28th day of June, 2004, the form of which were initialed by the Chairman at the meeting, are approved and all amendments to the Articles and By-Laws of the Corporation reflected therein are approved;

     3. The existing Articles of the Corporation are repealed effective upon the Continuation of the Corporation under Swiss corporation law;

     4. The Officers and Directors of the Corporation are hereby authorized to take any action and execute and deliver any documents which are necessary or desirable for the implementation of this Special Resolution, including certifying that the Corporation is in good standing and that the continuation will not adversely affect shareholders' or creditors' rights;

     5. The Directors of the Corporation are hereby authorized to abandon the application without further approval of the shareholders.


-------------------------------------------------------------------------------


To consider and, if thought fit, to approve the following as a Special Resolution of the Corporation:

     Resolved, as a Special Resolution, that effective upon the Continuation of the Corporation under Swiss corporation law:

     1. the By-Law or other form of document recommended by counsel in accordance with Swiss corporation law and adopted by the board of directors of the Corporation relating generally to the conduct and regulation of the business and affairs of the Corporation, which has been submitted to the Annual General Meeting of the Corporation held the 28th day of June, 2004, the form of which was initialed by the Chairman at the meeting, is approved and all amendments to the
          Articles and By-Laws of the Corporation reflected therein are ratified, confirmed, and approved; and

     2.   the existing By-Law 1 of the Corporation is repealed.

                                  Schedule "B"

-----------------------------------------------------------------------------------------------------------------------------
                                    Canada Business                             The Corporation according to Art. 620 ff. of
                                   Corporations Act                                  the Swiss Code of Obligations (CO)
-----------------------------------------------------------------------------------------------------------------------------
1.                    Under the CBC Act, the charter documents of the           Under Swiss corporation law the charter
Charter               Corporation are its Articles of Incorporation.            documents are the Articles of Incorporation.
Documents.            These Articles set forth the name of the Corporation,     These Articles have to set forth at least the
                      the Canadian province in which its registered office      name of the corporation, the Swiss Canton, in
                      is located, the authorized capital of the Corporation,    which its registered office is located and the
                      that there are no restrictions on share transfers,        domicile, the purpose of the corporation, the
                      the number of directors, and any restrictions on the      issued capital and contributions made thereto,
                      types of business that the Corporation may conduct.       whether there are restrictions on share transfers,
                                                                                the number and the par value and the type of
                                                                                shares, the calling of a general meeting of
                                                                                shareholders and the voting rights of the
                                                                                shareholders, the bodies for the administration
                                                                                and the audit, and finally the form in which the
                                                                                corporation shall publish its notices.
-----------------------------------------------------------------------------------------------------------------------------
2.                    Under the CBC Act, certain types of actions must be       Under Swiss corporation law a resolution of
Majority              approved by a special resolution of the members.          the General Meeting of Shareholders passed by
Required for          A special resolution of the members under the CBC Act     at least two thirds of the votes represented
Special               must be passed by not less than two-thirds of the         and the absolute majority of the par value of
Resolution/           votes cast by the members who voted in respect of         shares represented, shall be required for the
Extraordinary         that resolution.  Special resolutions are required to     change of the corporation purpose, the creation
Action                approve an amendment to charter documents, a              of shares with privileged voting right, the
                      liquidation, an amalgamation (merger), a variation in     restriction of the transferability of registered
                      the special rights or restrictions attached to shares,    shares, an increase of capital either authorized
                      an increase in the authorized capital, a subdivision      or subject to a condition, the limitation or
                      or consolidation of the share capital or the sale or      withdrawal of preemptive rights, the change of
                      other transfer of substantially all of the assets.        the domicile of the corporation, or the
                                                                                dissolution of the corporation without liquidation.
                                                                                Of course, the Articles of Incorporation can
                                                                                declare other resolutions being subject to
                                                                                qualified majorities.
-----------------------------------------------------------------------------------------------------------------------------
3.                    The corporate records of a CBC Act corporation are        The corporate records of a Swiss corporation
Access to             maintained at its registered office or at any other       are maintained at its registered office and
Corporate             place in Canada designated by its directors.              the cantonal commercial register. The commercial
Records                                                                         register maintains all corporate records and
                                                                                changes thereof.  Furthermore, the commercial
                                                                                register is publicly available.  Therefore,
                                                                                every interested person has access to corporate
                                                                                information such as names of the members of the
                                                                                Board of Directors and all information provided
                                                                                by the Articles of Incorporation.
-----------------------------------------------------------------------------------------------------------------------------
4.                    A CBC Act corporation may authorize an unlimited          In Switzerland we do not know authorized capital,
Share Capital         number of shares.  A CBC Act corporation may not          but only issued capital. A Swiss corporation may
                      hold shares in a parent company.  The CBC Act             issue an unlimited number of shares, whereas the
                      allows financial assistance in connection with the        minimum capital is CHF 100'000.00.  The share
                      purchase of its shares unless there are reasonable        capital can also be paid in by contributions in
                      grounds for believing that the assistance would           kind but this requires a report from a specially
                      render the corporation unable to pay its liabilities      qualified auditor.
                      as they become due or that its assets would be less
                      than the aggregate of its liabilities and stated capital.
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                    Canada Business                             The Corporation according to Art. 620 ff. of
                                   Corporations Act                                  the Swiss Code of Obligations (CO)
-----------------------------------------------------------------------------------------------------------------------------
5.                    Under the CBC Act, a lost or stolen stock certificate     Shares can be issued either in the name of a
Stock                 is valid against the issuer in the hands of a bona fide   holder (registered shares) or to bearer.  Both
Certificates          purchaser without knowledge of any defect in title.  In   types of shares may exist side by side in the
                      other words, a subsequent purchaser can in some           proportion determined by the Articles of
                      circumstances obtain good title to shares of stock from   Incorporation.  Bearer shares and registered
                      one without title to such shares.                         shares are basically transferable without
                                                                                restriction, but the transferability of registered
                                                                                shares can be restricted by the Articles of
                                                                                Incorporation.  Bearer shares are transferred by
                                                                                hand over of the share certificate and registered
                                                                                shares have to be duly endorsed for transferral.
                                                                                By amending the Articles of Incorporation the
                                                                                General Meeting of Shareholders is authorized to
                                                                                split shares into shares with lower par value or
                                                                                to consolidate shares into shares with higher par
                                                                                value, whereas the consolidation of shares requires
                                                                                the approval of shareholders.
-----------------------------------------------------------------------------------------------------------------------------

6.                    Under the CBC Act, the members may restrict the powers    The members of the Board of Directors have to
Directors             of the directors by a unanimous member agreement.         be elected by the General Meeting of Shareholders.
                      Given the number of members of the Corporation, it is     The Swiss corporate law requires the election of
                      doubtful that a unanimous member agreement could be       directors by the General Meeting of Shareholders
                      adopted.  The CBC Act requires the election of            for a term not to exceed six years, whereas
                      directors by the members for a term not to exceed three   re-election is possible. Under Swiss law the
                      years.  The CBC Act allows removal of directors by a      majority of the members of the Board of Directors
                      50% member vote.  Under the CBC Act, except in special    have to be either Swiss or European Union Citizens
                      cases, at least 25% of the directors of a company must    and have to be domiciled in Switzerland.  The
                      be resident Canadians.  Under the CBC Act Directors are   federal Council may grant exceptions to this rule
                      empowered to amend By-Laws subject to the ratification    for companies whose principal purpose consists in
                      by the members at the next meeting.  The CBC allows       holding participations in other enterprises,
                      indemnification of directors against liability incurred   provided the majority of these enterprises are
                      by the director as a director without court approval.     abroad.  Only shareholders are eligible to the
                      The CBC Act specifically provides for the maintenance     Board of Directors, whereas fiduciary
                      of insurance for the benefit of a director.               shareholding is sufficient.  The Board of Directors
                                                                                has certain non-transferable and inalienable
                                                                                duties, such as the ultimate management of the
                                                                                corporation and the giving of the necessary
                                                                                directives, the  establishment of the organization,
                                                                                the structuring  of the accounting system and of
                                                                                the financial controls as well as the financial
                                                                                planning insofar as this is necessary to manage the
                                                                                corporation, the  appointment and removal of the
                                                                                persons entrusted  with the management and the
                                                                                representation, the preparation of the business
                                                                                report as well as the  preparation of the General
                                                                                Meeting of the  Shareholders and the implementing
                                                                                of its resolutions and the notification of the
                                                                                judge in the case of over indebtedness.  The
                                                                                members of the Board of Directors and all persons
                                                                                engaged in  the management are liable not only to
                                                                                the corporation, but also to each shareholder and
                                                                                to the corporation's obligees for the damage caused
                                                                                by intentional or negligent violation of their
                                                                                duties.  There are specific insurances covering
                                                                                those risks.
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                    Canada Business                             The Corporation according to Art. 620 ff. of
                                   Corporations Act                                  the Swiss Code of Obligations (CO)
-----------------------------------------------------------------------------------------------------------------------------
7.                    Under the CBC Act, annual meetings of members must be     The General Meeting of Shareholders is the
Members/              held every 15 months.  The CBC Act has specific           supreme corporate body of the corporation.  It
Stockholders          provisions regarding the fixing of record dates for       has certain inalienable  powers, such as the
                      persons entitled to notice of meetings and the nature     adoption and the amending of the Articles of
                      of the notice.  The notice required under the CBC Act     Incorporation, the election of the members of
                      must state the nature of any special business to be       the Board of Directors and of the auditors, the
                      transacted in sufficient detail to permit the members     approval of the annual report and of the annual
                      to form a reasoned judgment thereon and must include      financial statement as well as the resolution on
                      the text of any special resolution to be submitted to     the use of the balance sheet profit, in particular,
                      the meeting.                                              the declaration of dividends and the release of the
                                                                                members of the Board of Directors.  The ordinary
                                                                                General Meeting of Shareholders takes place
                                                                                annually within six months after the close of the
                                                                                business year, special meetings are called
                                                                                according to need. The General Meeting of
                                                                                Shareholders is called by the Board of Directors
                                                                                and if necessary by the auditors at the latest
                                                                                twenty days prior to the day of the meeting. The
                                                                                calling of a general Meeting of Shareholders may
                                                                                also be requested by one or more shareholders
                                                                                representing together at least ten percent of the
                                                                                share capital.  The calling has to state the agenda
                                                                                items as well as the motions of the Board of
                                                                                Directors and of the shareholders who have
                                                                                requested the holding of a General Meeting of
                                                                                Shareholders or the inclusion of an item in the
                                                                                agenda. No resolution may be passed on motions
                                                                                concerning agenda items which have not been duly
                                                                                announced.
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
                                    Canada Business                             The Corporation according to Art. 620 ff. of
                                   Corporations Act                                  the Swiss Code of Obligations (CO)
-----------------------------------------------------------------------------------------------------------------------------
8.                    A CBC Act corporation need not place a report of the      Under Swiss law the business report and the
Financial             directors before the annual meeting of members.  For      auditor's report of the particular business
Disclosure            CBC Act corporations, audited financial statements        year have to be made available for inspection
                      not more than six months old must be presented to the     at the corporation's domicile no later than
                      members at the annual meeting.  The CBC Act               twenty days prior to the ordinary General
                      specifically provides that the financial statements       Meeting of Shareholders.  Any shareholder may
                      must be approved by the directors and may not be          request that a copy of these documents be
                      circulated unless accompanied by the report of the        immediately sent to him.  Any shareholder may
                      auditors of the corporation.                              still request from the corporation the
                                                                                business report in the form approved by the
                      Under the CBC Act, the auditor of the corporation         General Meeting of Shareholders, as well as
                      must be independent and, before replacing a previous      the auditor's report, during the year following
                      auditor, a new auditor must request a written             the General Meeting of Shareholders.  At the
                      statement of the circumstances and reasons for the        General Meeting of Shareholders any shareholder
                      replacement of the auditor, in his or her opinion.        is entitled to request information from the
                                                                                Board of Directors concerning the affairs of the
                                                                                corporation and from the auditor concerning
                                                                                the execution and the results of their examination.
                                                                                The corporation has to give information to the
                                                                                extent necessary for the exercising of
                                                                                shareholders' rights. Information may be refused
                                                                                if business secrets or other interests of the
                                                                                corporation worth being protected are jeopardized.
                                                                                Auditors must be independent from the Board of
                                                                                Directors and from any shareholder who has a
                                                                                majority vote. In particular, they shall not be
                                                                                employees of the corporation to be audited, and
                                                                                they shall not perform work for it incompatible
                                                                                with the auditing mandate. If the shares of the
                                                                                corporation are listed on the stock exchange, the
                                                                                auditors must meet special professional
                                                                                qualifications.  The auditor can be replaced based
                                                                                on the regulation in the Articles of Incorporation.
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                    Canada Business                             The Corporation according to Art. 620 ff. of
                                   Corporations Act                                  the Swiss Code of Obligations (CO)
-----------------------------------------------------------------------------------------------------------------------------
9.                    Dissent proceedings allow a member to require a           The Board of Directors and any shareholder may
Dissent               corporation to purchase his or her shares at an           take legal actions against the corporation to
Proceedings/          appraised price if the corporation takes certain          challenge resolutions of the General Meeting
Appraisal             triggering actions from which the member dissents.        of Shareholders, which violate the law or the
Rights                Under the CBC Act, the triggering actions include         Articles of Incorporation.  Decisions are
                      (1) the amendment of the charter documents to change or   particularly challengeable if they withdraw or
                      remove any restrictions on the types of business the      limit shareholders' rights thereby violating
                      Corporation may conduct; (2) the continuance of the       the law or the Articles of Incorporation.
                      Corporation under the laws of another jurisdiction;       Decisions are also challengeable if they
                      (3) the lease, sale or exchange of substantially all      withdraw or limit shareholders' rights without
                      of the assets of the corporation; (4) the amalgamation    proper reason or if they withdraw the profit
                      (merger) of the Corporation with another company; and     orientation of the corporation without the
                      (5) the change or removal of any provisions restricting   consent of all shareholders.  If the legal action
                      or constraining the transfer of ownership of shares.      by the shareholder is successful a judgement
                      Also, an amalgamation of a CBC Act corporation with       will annul the resolution of the General Meeting.
                      its wholly-owned subsidiary or another wholly-owned       In Switzerland there are no appraisal rights
                      subsidiary of the same parent corporation does not give   provided by law but in a merger the merging
                      rise to dissent proceedings.                              corporations can contractually agree on a
                                                                                possibility for shareholders to opt for a cash-out.
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                    Canada Business                             The Corporation according to Art. 620 ff. of
                                   Corporations Act                                  the Swiss Code of Obligations (CO)
-----------------------------------------------------------------------------------------------------------------------------
10.                   Under the CBC Act, court approval of the amalgamation     In Switzerland by July 1, 2004, the new Swiss
Amalgamation          is not required.  Instead, the Director of the            Merger Act becomes effective.  The Swiss Merger
(Merger)              Corporations Branch (of the Canadian federal government)  Act provides two forms of merger.  In what is must be satisfied on statutory declaration evidence that  referred to as an absorption, a target
                      creditors will not be prejudiced by the amalgamation.     corporation merges into an acquiring corporation.
                      The CBC Act also provides for a "short-form               By operation of law, the acquirer not only
                      amalgamation" when a subsidiary is amalgamating with its  becomes the owner of the assets of the target
                      parent corporation or two or more wholly-owned            corporation but also becomes subject to the actual
                      subsidiary corporations of the same parent corporation    and contingent liabilities of the target.  Upon
                      are amalgamating.  The short form amalgamation needs      finalizing the transaction, the target corporation
                      only to be approved by a resolution of the directors      disappears, and its dissolution is registered in
                      of each of the amalgamating corporations.                 the commercial register.  Thus, it ceases to exist
                                                                                while the acquiring corporation continues to exist.
                      The CBC Act also allows for "triangular amalgamations."   Characteristic of this form of merger is that,
                      In other words, it is not necessary that shares of the    prior to the merger, the acquiring corporation has
                      amalgamating corporation be given to the members of       previously existed as a legal entity.  In what is
                      the amalgamated corporation; instead, shares of the       referred to as a combination, two (or more)
                      parent of the amalgamating corporation can be used.       companies merge on equal terms and form a newly
                                                                                established entity.  It is the characteristic of
                                                                                this merger that the acquiring corporation
                                                                                originates from the transaction itself.  The Merger
                                                                                Act stipulates specific guidelines regarding
                                                                                mergers between companies that are in a control
                                                                                relationship (parent/subsidiary) to each other as
                                                                                well as for mergers between small and medium
                                                                                enterprises.  On the other hand, additional legal
                                                                                constrains apply if one of the merging firms is in
                                                                                liquidation or if one corporation is over indebted
                                                                                or reports that half of its equity is no longer
                                                                                covered.
-----------------------------------------------------------------------------------------------------------------------------
11.                   In a take-over situation, the CBC Act provides for        The Swiss corporate law does not contain any
Take-Over-Bids        compulsory acquisition of shares of "hold-out" members.   regulations referring compulsory acquisitions. Only
and                   The compulsory acquisition applies where a member         if a corporation is registered with the Swiss Stock
Compulsory            declines to sell his or her shares to a take-over         Exchange (SWIX) the specific rules of the Stock
Acquisitions          bidder who then obtains 90% acceptance from other         Exchange Act apply.  The Swiss Stock Exchange Act
                      members.  A take-over-bidder who receives more than       contains several regulations such as opting up,
                      90% acceptance from other members.  A take-over bidder    opting out, squeeze out, squeeze in, etc. The new
                      who receives more than 90% acceptance can then require    Swiss Merger Act contains the possibility for
                      the "hold-out" members to sell.  The CBC Act gives the    merging corporations to contractually opt for a
                      hold-out members the alternate right of accepting the     squeeze-out of minority shareholders if at least
                      bid price or demanding an independent valuation of        90% of the shareholders of the transferring
                      their shares.                                             corporation agree.
-----------------------------------------------------------------------------------------------------------------------------
12.                   A derivative action is one brought or defended by a       Contrary to the Canadian Statutory Regulations
Derivative            member for an on behalf of the corporation.  The CBC      there is no such thing as derivative actions in
Actions               Act provides for commencing or defending and action on    Switzerland.
                      behalf of the Corporation and for intervening if an
                      action has already been commenced or defended by the
                      Corporation.
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                    Canada Business                             The Corporation according to Art. 620 ff. of
                                   Corporations Act                                  the Swiss Code of Obligations (CO)
-----------------------------------------------------------------------------------------------------------------------------
13.                     The CBC Act provides oppression remedies for members    See Section 9 above
Oppression              who believe that the affairs of the Corporation are
                        being conducted in a manner that is oppressive or
                        unfairly prejudicial to one or more members of the
                        Corporation. The CBC Act extends this oppression
                        remedy to include other security holders, creditors,
                        directors and officers. These remedies provide a broad
                        jurisdiction to the Court to provide relief from the
                        oppressive or unfairly prejudicial acts.
-----------------------------------------------------------------------------------------------------------------------------

                                      PROXY


ANNUAL GENERAL MEETING OF MEMBERS OF

IQ POWER TECHNOLOGY INC. (the "Corporation")

TO BE HELD AT   BOARDROOM, 708-A- 1111 WEST HASTINGS STREET, VANCOUVER,
                B.C., CANADA

ON WEDNESDAY,   JUNE 30, 2004, AT 4:00 P.M.



The undersigned member ("Registered Shareholder") of the Corporation hereby appoints, Russell French, a Director of the Corporation, or failing this person, Gregory Sasges, a Director of the Corporation, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder was present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.


Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular. Please indicate your vote by placing an "X" in the appropriate column opposite the resolution)


                                                                      For          Against
1. To determine the number of Directors at 4
                                                                   -----------   -----------


                                                                      For          Withhold
2.a  To elect as Director, Hans Ambos
                                                                   -----------   -----------
2.b. To elect as Director, Peter E. Braun
                                                                   -----------   -----------
2.c  To elect as Director, Russell French
                                                                   -----------   -----------
2.d  To elect as Director, Dr. Herbert Weininger
                                                                   -----------   -----------
3.   To appoint Deloitte Touche as Auditor of the Corporation at a remuneration to be fixed by the Directors
                                                                   -----------   -----------


                                                                      For          Against
4.   To approve Stock Options and the amendment of the Stock
     Option Plan
                                                                   -----------   -----------
5.   To approve the directors Remuneration Proposal
                                                                   -----------   -----------
6.   To approve the acts of the Directors
                                                                   -----------   -----------

7.   To approve the Special Resolution to continue the Corporation in Switzerland
                                                                   -----------   -----------

8.   To approve the Special Resolution adopting a new By-law and repealing By-law Number One
                                                                   -----------   -----------

9.   To transact such other business as may properly come before the Meeting
                                                                   -----------   -----------



The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:
                    ---------------------------------------------------

Please Print Name:
                    ---------------------------------------------------

Date:
                    ---------------------------------------------------

Number of Shares
Represented by Proxy:
                    ---------------------------------------------------


THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

                      INSTRUCTIONS FOR COMPLETION OF PROXY



1.   This Proxy is solicited by the Management of the Corporation.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed to you by the person making the solicitation.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

     (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

     OR

     (b) appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters that may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

================================================================================
To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

                      Computershare Trust Company of Canada
                   Proxy Dept. 100 University Avenue 9th Floor
                             Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524
================================================================================
                            iQ POWER TECHNOLOGY INC.




                 NOTICE OF JULY 30, 2004 CONTINUATION OF MEETING

                                       AND

                     SUPPLEMENTAL MANAGEMENT PROXY CIRCULAR

                                     FOR THE

         CONTINUATION OF THE 2004 ANNUAL MEETING OF THE SHAREHOLDERS OF

                            iQ POWER TECHNOLOGY INC.

                        ORIGINALLY HELD ON JUNE 30, 2004
                            iQ POWER TECHNOLOGY INC.

              NOTICE OF CONTINUATION OF 2004 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2004 annual general meeting (the "Meeting") of members of iQ Power Technology Inc. (the "Corporation") originally held on June 30, 2004, will be continued in the Boardroom at 1111 West Hastings Street, Suite 708-A, Vancouver, British Columbia, Canada, on July 30, 2004, at the hour of 4:00 p.m. (Pacific Time) for the following specific purposes:

     (1) To consider and, if thought fit, to pass a Special Resolution authorizing the Corporation to apply for continuance under Swiss corporation law as if the Corporation had been incorporated thereunder, details of which, including a copy of the proposed Special Resolution, are contained in the accompanying Supplemental Management Proxy Circular, subject to the discretion of the Board of Directors to abandon the application without further approval of the shareholders,

     (2) To consider and, if through fit, to pass a Special Resolution authorizing the Corporation to change its name to iQ Power AG effective upon the continuance of the Corporation under Swiss corporation law;

     (3) To consider and, if thought fit, to pass a Special Resolution (a) repealing the existing Articles of the Corporation, and (b) adopting new Articles of the Corporation effective upon the continuance of the Corporation under Swiss corporation law, details of which, including a copy of the proposed Special Resolution, are contained in the accompanying Supplemental Management Proxy Circular subject to the discretion of the Board of Directors to abandon the application without further approval of the shareholders;

     (4) To consider and, if thought fit, to pass a Resolution repealing the existing By-Law Number One of the Corporation to be effective upon the continuance of the Corporation under Swiss corporation law, and all subject to the discretion of the Board of Directors to abandon the same without further approval of the shareholders;

     (5) To consider and, if thought fit, to pass a Resolution ratifying, confirming, and approving with or without variation any By-Law or other form of document recommended by counsel in accordance with Swiss corporation law and adopted by the board of directors of the Corporation relating generally to the conduct and regulation of the business and affairs of the Corporation, such By-Law or other form of document to be effective upon the continuance of the Corporation under Swiss corporation law, and all subject to the discretion of the Board of Directors to abandon the same without further approval of the shareholders; and

     (6) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

TAKE NOTICE that pursuant to the Canada Business Corporations Act (the "CBC Act") a shareholder dissenting from the Special Resolution to continue the Corporation under Swiss corporation law is entitled to be paid the fair value of his shares in accordance with Section 190 of the CBC Act should the Corporation proceed with the continuation. Particulars of the level of shareholder approval required to pass the proposed special resolutions and the rights of dissent are more particularly discussed in the Supplemental Management Proxy Circular accompanying this Notice.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Corporation's transfer agent, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Fax:
Within North American: 1-866-249-7775; Outside North America: (416) 263-9524, all not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, Canada, as of the 7th day of June, 2004.



                                    By Order Of The Board Of Directors


                                    /s/ Gregory A. Sasges
                                    --------------------------------------------
                                    GREGORY A. SASGES, Secretary

                       Note to United States Shareholders
                       ----------------------------------

The  transactions   contemplated  by  the  Special  Resolution  authorizing  the
Corporation to apply for the Continuance are subject to the CBC Act and the Swiss Code of Obligations.

The Continuance is deemed to be an offer for the securities of a foreign corporation, iQ Power Technology Inc., by the continued corporation. The Continuance is subject to the disclosure requirements of a foreign country that are different from those of the United States.

If the Continuance is completed, we (as a Swiss corporation) will be deemed to have issued new securities to our security holders, including common shares to our common shareholders, options to our option holders, warrants to our warrant holders and debt securities to our debt holders (collectively, the "Securities"). These Securities will be offered in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the Securities Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), provided by Rule 802 thereunder.

The Securities to be issued pursuant to the Continuance will be unregistered restricted securities within the meaning of Rule 144 under the 1933 Act to the same extent and proportion that the securities tendered or exchanged by the holder in that transaction were restricted securities. Consequently, shareholders holding unrestricted securities of the Corporation will be deemed to exchange their securities in the Continuance for unrestricted Securities that are freely transferable under United States federal securities laws, except for such shares held by persons who are "affiliates" (as such term is defined under Rule 144(a)(1) of the Securities Act) of the Corporation. The Securities held by such affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145(d)(1), (2), or (3) promulgated under the 1933 Act or as otherwise permitted under the 1933 Act, including pursuant to exemptions from registration available under Regulation S promulgated under the 1933 Act. Rule 144(a)(1) defines affiliates as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of such issuer," and the term generally includes the directors, officers or 10% shareholders of an issuer.

Shareholders who reside in the United States or who are U.S. citizens have been advised to seek their own legal counsel with respect to the effect the proposed Continuance may have on their right to trade the Securities deemed to be received by them.

The Securities offered in connection with the Continuance have not been and will not be registered under the 1933 Act or under the securities laws of any state or district of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved the Securities, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS OR BRING ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE CORPORATION IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE ABLE TO SUE A FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE U.S.
SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

                            iQ POWER TECHNOLOGY INC.

                     SUPPLEMENTAL MANAGEMENT PROXY CIRCULAR
                          as at and dated June 30, 2004

                             Solicitation of Proxies
                             -----------------------

This Supplemental Management Proxy Circular is furnished in connection with the solicitation of proxies by management of iQ Power Technology Inc. (hereinafter variously referred to as "we," "us," "our, and "the Corporation") for use at the Continuation of the 2004 annual general meeting (collectively the "Meeting") of shareholders of the Corporation to be held on July 30, 2004, at the time and place and for the purposes set forth in the Notice of Continuation of 2004 Annual General Meeting.

The cost of this solicitation will be borne by the Corporation.

                      Appointment and Revocation of Proxies
                      -------------------------------------

The persons named in the accompanying form of proxy are a director and the secretary of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Fax: Within North American: 1-866-249-7775; Outside North America: (416) 263-9524, or to the Corporation's office, all not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the said office of Computershare Trust Company of Canada or the Corporation's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

                                Voting of Proxies
                                -----------------

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters that may properly come before the Meeting. As at the date of this Supplemental Management Proxy Circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

                 Voting Securities and Principal Holders Thereof
                 -----------------------------------------------

The voting securities of the Corporation consist of an unlimited number of Common Shares without par value. As at the date of this Management Proxy
Circular, 31,610,457 Common Shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. By operation of the provisions of the Canada Business Corporations Act (the "CBC Act"), June 3, 2004, was established as the record date for the purpose of determining those shareholders entitled to receive notice of, and to vote at the June 30, 2004, Annual Meeting and, therefore, the July 30, 2004, Continuation thereof.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Corporation.

Other than the election of directors, the resolutions contained in the Notice of Meeting require the positive vote of more than 50% of the votes cast on the resolution with the exception of special resolutions that require the positive vote of not less than 66 2/3% of the votes cast on the special resolution.

                  Interest of Insiders In Material Transactions
                  ---------------------------------------------

No director or senior officer of the Corporation or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting Continuation, except for any interest arising from the ownership of shares of the Corporation where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Corporation.

                     Particulars of Matters to be Acted Upon
                     ---------------------------------------

         Proposal To Continue the Corporation Under Laws of Switzerland
         --------------------------------------------------------------

The Board of Directors is proposing to continue the Corporation as a corporation organized and existing under and governed by the laws of Switzerland (the "Continuance").

The reason for this proposed change of domicile arises from the fact that the Corporation operates primarily from Europe and European residents hold the majority of its shares. This has resulted in substantial difficulties and expenses for the Corporation that it expects will be dramatically reduced following a continuation out of Canada to Switzerland. By passing the proposed special resolutions, members effectively will be empowering the board of directors to continue the Corporation into Switzerland.

The proposed Continuance will have certain effects on the charter documents of the Corporation and the rights of Members, the majority of which are summarized under "Certain Substantive Differences in Corporation Laws" below.

The Board of Directors believes that the proposed Continuance will serve the best interests of the Corporation and the Members.

The   following   discussion   summarizes   certain   aspects  of  the  Proposed
Continuation.

                        Special and Ordinary Resolutions

The Proposed Continuance will be initiated by the adoption of a special resolution in the form prescribed by the Corporation's solicitors and presented to the Members at the Meeting.

The change of name is being sought to meet Swiss legal requirements with respect to denoting the limited liability status of the Corporation.

Likewise, the repeal of the existing Articles of the Corporation and the adoption of new Articles is required to bring the Articles of the Corporation into compliance with Swiss law on the Continuance.

The proposed Special Resolutions required in connection with the Continuance are attached as Schedule "A" to this Supplemental Management Proxy Circular.

Finally the repeal of the existing By-Law Number One and the ratification of any new By-law that may be recommended by counsel in accordance with Swiss corporation law and adopted by the board of directors of the Corporation relating generally to the conduct and regulation of the business and affairs of the Corporation is also required to bring the By-laws of the Corporation into compliance with Swiss law on the Continuance. Any new form of proposed by-law will be made available for review by shareholders at the registered office of the Corporation immediately upon its approval by the Directors of the Corporation.

The final form of all new constating documents and by-laws to be adopted will be in a form satisfactory to the Board of Directors and the Corporation's solicitors, will be presented to Members present at the Meeting, and will be available for inspection prior to the Meeting at the registered office of the Corporation.

By passing the special resolutions proposed, members will effectively be approving all items of business described in those resolutions and any Exhibits thereto.

                                   Continuance

Section 188 of the CBC Act effectively provides that the Corporation may apply to the appropriate official or public body of another jurisdiction requesting that the Corporation be continued as if it had been incorporated under the laws of that other jurisdiction if the Corporation

(a) is authorized by the shareholders in accordance with section 188 to make the application; and
(b) establishes to the satisfaction of the Director under the CBC Act that its proposed continuance in the other jurisdiction will not adversely affect creditors or shareholders of the corporation.

An application for continuance becomes authorized when the shareholders voting thereon have approved of the continuance by a special resolution

The CBC Act also provides that the Corporation shall not be continued as a body corporate under the laws of another jurisdiction unless those laws provide in effect that

(a) the property of the Corporation continues to be the property of the body corporate;
(b) the body corporate continues to be liable for the obligations of the Corporation;
(c) an existing cause of action, claim or liability to prosecution is unaffected;
(d) a civil, criminal or administrative action or proceeding pending by or against the Corporation may be continued to be prosecuted by or against the body corporate; and
(e) a conviction against, or ruling, order or judgment in favour of or against, the Corporation may be enforced by or against the body corporate.

If the special resolutions concerning the continuation are approved by the Members, the Board of Directors intend to file the documents required to effect the changes authorized by members, unless the Board of Directors determines that it is not in the best interest of the Corporation to proceed given the nature of the authorized changes and the circumstances associated with proceeding, including the number of shares of Common Stock with respect to which Members may have exercised their right to dissent.

                               Dissenters' Rights

The CBC Act, which will apply to the Corporation at the time the Special Resolution concerning the Continuance of the Corporation is considered and voted upon at the Meeting, provides in Section 190 that a shareholder of the Corporation may dissent with respect to that Resolution. Such a shareholder (a "Dissenting Shareholder") may send at or before the meeting to the Corporation a written objection (a "Notice of Dissent") to that Resolution. In addition to any other right he may have, such a shareholder who complies with the dissent procedure of Section 190 of the CBC Act is entitled to be paid by the Corporation the fair value of the shares held by him determined as at the close of business on the day before the Resolution is passed.

A Dissenting Shareholder may claim under Section 190 only with respect to all shares held by him on behalf of any one beneficial owner and registered in his name. A shareholder who wishes to invoke the provisions of Section 190 must send a Notice of Dissent to the registered office of the Corporation, to the attention of the Secretary, at or before the Meeting. The filing of a Notice of Dissent does not deprive a shareholder of his right to vote on the Resolution and voting against the Resolution does not constitute Notice of Dissent.

Within ten (10) days after the shareholders of the Corporation adopt the Resolution, the Corporation is required to notify in writing each Dissenting Shareholder that the Resolution has been adopted. A Dissenting Shareholder shall, within 20 days after he receives notice of adoption of the Resolution or, if he does not receive such notice, within 20 days of leaning that the resolution has been adopted, send to the Corporation written notice (the "Demand for Payment") containing his name and address, the number and class of shares in respect of which he dissents and a Demand for Payment of the fair value of such shares. Within 30 days of sending his Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he dissents to the Corporation or its transfer agent. The Corporation shall endorse thereon notice that the shareholder thereof is a Dissenting Shareholder and forthwith return the share certificates to the Dissenting Shareholder.

After sending a Demand for Payment a Dissenting Shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares of the Corporation held by him unless the Dissenting

Shareholder withdraws his Demand for Payment before the Corporation makes an offer to pay (the "Offer to Pay") or the Corporation fails to make an Offer to Pay and the Dissenting Shareholder withdraws his notice, or the directors revoke the resolution to continue the Corporation, in which case his rights as a shareholder are reinstated as of the date he sent the notice referred to above.

Not later than seven (7) days after the day the Corporation receives the Demand for Payment, the Corporation shall send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for the shares of the Dissenting Shareholder in the amount considered by the directors of the Corporation to be the fair value thereof accompanied by a statement showing how the fair value was determined. Every Offer to Pay for shares held by the Dissenting Shareholder shall be on the same terms. Any Offer to Pay accepted by a Dissenting Shareholder shall be paid by the Corporation within ten (10) days of the acceptance but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within thirty (30) days of the making of the Offer to Pay.

If any Offer to Pay is not made by the Corporation or a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within fifty (50) days after the action approved by the Resolution is effective or in such further period as the Court may allow, apply to a Court to fix a fair value for the shares of any Dissenting Shareholder. If the Corporation fails to apply to a Court under the foregoing provision, a Dissenting Shareholder may apply to a Court for the same purpose within a further period of twenty (20) days or such further period as a Court may allow. Any such application shall be made to the Supreme Court of British Columbia being the Court, which has jurisdiction in the place where the registered office of the Corporation is located, or to the Supreme or Superior Court of the Province where the Dissenting Shareholder making the application resides if the Corporation carries on business in that Province.

A Dissenting Shareholder is not required to give security for costs in any application to a Court, and all Dissenting Shareholders whose shares have not been purchased by the Corporation shall be joined as parties and bound by the decision of the Court. The Corporation shall notify each affected Dissenting Shareholder of the date, place and consequence of any application and of the right of a Dissenting Shareholder to appear and be heard in person or by counsel.

The Court shall fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the date of the continuance under the Swiss and is effective until the date of payment of the amount ordered by the Court.

The cost of any application to a Court by the Corporation or a Dissenting Shareholder will be under the discretion of the Court.

The above is only a summary of the provisions of Section 190 of the CBC Act, which are technical and complex. It is suggested that any holder of shares of the Corporation wishing to avail himself of his right of dissent under the CBC Act seek his own legal advice as failure to comply strictly with the provisions of that Act may prejudice his right of dissent.

               Certain Substantive Differences In Corporation Laws

Refer to Schedule "B" for a summary of some of the significant differences between the Canada Business Corporations Act (referred to in this section as the "CBC Act"), and Art. 620 ff. of the Swiss Code of Obligations (CO).

The Continuance of the Corporation to Switzerland, and the adoption of new charter documents are subject to documentation in support being accepted for filing by the appropriate corporate authorities in Switzerland as well as The Director, under the CBC Act. Specifically, the Corporation must receive authorization from shareholders by special resolution and the Corporation must establish to the satisfaction of the Director under the CBC Act that the proposed Continuance in Switzerland will not adversely affect creditors or shareholders of the Corporation.

                           Tax Disclosure for iQ Power
                           ---------------------------

                   Canadian Federal Income Tax Considerations

In the opinion of Borden Ladner Gervais LLP, Canadian tax counsel to the Corporation, the following summary fairly sets out the principal Canadian federal income tax consequences to the Corporation and to its shareholders, including those who choose to exercise dissent rights ("Dissenting Shareholders"), arising from the Continuance of the Corporation to Switzerland. This summary only applies to shareholders who are and remain at all relevant times resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act").

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Corporation or a shareholder. This summary is of a general nature only and is not intended to be legal or tax advice to the Corporation or a shareholder. Shareholders should consult their own tax advisors for advice with respect to the tax consequences of the Continuance of the Corporation based on their particular circumstances.

This summary is based upon the facts set out in this Management Proxy Circular, the current provisions of the Tax Act including the regulations thereunder (the "Regulations") and counsel's understanding of the current administrative practices of the Canada Revenue Agency ("CRA") and certificates received by counsel from the Corporation. The summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by the Minister of Finance prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted substantially as proposed, although no assurance in this regard can be given. This summary does not otherwise take into account or anticipate any changes in laws whether by judicial, governmental or legislative decision or action nor does it take into account provincial or foreign income tax legislation or considerations.

                                 The Corporation

While the Corporation is incorporated in Canada, it is deemed to be resident in Canada for purposes of the Tax Act. When the Corporation is granted "articles of continuance" or similar such constitutional documents confirming its Continuance in Switzerland, thereafter it will be considered to have been incorporated in Switzerland and will cease to be deemed to be a resident in Canada. Based on certificates provided to counsel by the Corporation, the Corporation should cease to be resident in Canada following Continuance in Switzerland because, and at the time (the "Emigration Time") when, its "central management and control" will be located in Switzerland.

Following the Emigration Time, the Corporation will be taxable in Canada if it carries on business in Canada or disposes of taxable Canadian property or receives dividends, interest, royalties or similar income from a person resident in Canada. The taxation of such Canadian-source income may be subject to the provisions of the Canada-Switzerland Income Tax Convention. The Corporation has advised counsel that the Corporation does not expect to earn such Canadian-source income following the Emigration Time.

The Corporation will be deemed to have a taxation year-end immediately before the Emigration Time. There will also be a deemed disposition of each property owned by the Corporation immediately before such taxation year-end for proceeds of disposition equal to its fair market value at that time. Any income or loss realized by the Corporation on the deemed disposition of a property (other than a capital property) will be taken into account in computing the taxable income of the Corporation for its taxation year ending immediately before the Emigration Time. One-half of capital gains or one-half of capital losses (to the extent of one-half of capital gains) realized by the Corporation on the deemed disposition of a capital property will be taken into account in computing the taxable income of the Corporation for its taxation year ending immediately before the Emigration Time. The Corporation may reduce its taxable income for its taxation year ending immediately before the Emigration Time through the application of non-capital losses available from other taxation years in accordance with the provisions of the Tax Act. The Corporation has advised counsel that the Corporation does not expect any tax payable as a result of the deemed disposition of its properties.

The Corporation will also be required to pay a one time tax upon emigration from Canada equal to 25% of the amount by which (a) the aggregate fair market value of the property of the Corporation immediately before the Emigration Time exceeds (b) the aggregate of the paid-up capital of issued and outstanding capital stock of the Corporation and of the debts of the Corporation, each determined immediately before the Emigration Time. Provided, as the Corporation advises counsel, that the Corporation is resident in Switzerland following the Emigration Time, the rate of such tax will be reduced from 25% to 5%.

                                  Shareholders

Except as described below under "Dissenting Shareholders", a shareholder of the Corporation should not be considered, or be deemed under the provisions of the Tax Act, to dispose of his or her shares of the Corporation solely as a consequence of its Continuance. The adjusted cost base of his or her shares of the Corporation will remain the same.

                             Dissenting Shareholders

The following assumes that a Dissenting Shareholder utilizes the statutory dissent rights available to him or her. Additional or different income tax considerations may be relevant to a Dissenting Shareholder who fails to perfect or withdraw his or her claim pursuant to the statutory right of dissent.

A Dissenting Shareholder will be entitled to be paid by the Corporation the fair value of the shares of the Corporation held by the Dissenting Shareholder. The Dissenting Shareholder will dispose of his or her shares of the Corporation while the Corporation is incorporated under Canadian law and prior to the Continuance of the Corporation to Switzerland.

The Dissenting Shareholder will be deemed to receive a taxable dividend equal to the amount by which the amount received (other than in respect of interest awarded by a Court) exceeds the paid-up capital of the shares held by the Dissenting Shareholder. Such deemed dividend will be subject to the provisions of the Tax Act normally applicable to dividends received from a taxable Canadian corporation including the gross-up and dividend tax credit rules applicable to individuals. Subject to comments which follow, a shareholder of the Corporation that is a corporation may be entitled to deduct in computing taxable income the amount of the deemed dividend otherwise included in its income. Certain shareholders that are private corporations may be subject to a 33-1/3% refundable tax in respect of the deemed dividend. Such tax will be refunded when the corporation pays taxable dividends to its shareholders. Where the Dissenting Shareholder is a corporation, in some circumstances, the amount of such deemed dividend may be treated as proceeds of disposition and not as a dividend. A shareholder of the Corporation that is a corporation should consult its tax advisors in this regard.

The  Dissenting  Shareholder  will be considered to have disposed of the shares.
For purposes of determining the Dissenting Shareholder's capital gain (or a capital loss), the proceeds of disposition will be equal to the amount received in respect of his or her share of the Corporation less the aggregate of amount of any deemed dividend referred to above and of interest awarded by the Court. One half of the capital gain (capital loss) will be included (deducted) in the income of the Dissenting Shareholder in accordance with the provisions of the Tax Act.

Interest awarded to the Dissenting Shareholder by a Court will be included in the Dissenting Shareholder's income for the purposes of the Tax Act.

                      Dividends Received after Continuation

Dividends received or deemed to be received by a shareholder from the Corporation after it has been continued to Switzerland will be required to be included in computing the shareholder's income for purposes of the Tax Act. Dividends or deemed dividends received by a shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received by an individual from taxable Canadian corporations. Generally, a shareholder that is a corporation will not be entitled to deduct the amount of the dividends or deemed dividends in computing its taxable income. A shareholder that is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3 % on the dividends or deemed dividends. Such tax will be refundable when the corporate shareholder pays taxable dividends to its shareholders.

The amount of dividends or deemed dividends on the shares of the Corporation will include the foreign country's withholding tax, if any, imposed in respect of the dividends. To the extent the foreign country's withholding tax is imposed in respect of dividends or deemed dividends on the shares, the amount of such tax generally will be eligible for foreign tax credit or deduction treatment where applicable, subject to the detailed rules and limitations under the Tax Act. A shareholder is advised to consult his or her own tax advisor with respect to the availability of a credit or deduction to him or her having regard to his or her particular circumstances.

              Interest Expense on Money Borrowed to Acquire Shares

In computing a taxpayer's income, a taxpayer is generally allowed to deduct interest expense on money borrowed to purchase common shares of a corporation. On October 31, 2003, tax proposals were released by the Department of Finance (the "October 31 Tax Proposals") and are proposed to have effect for taxation years commencing after 2004. If the October 31 Tax Proposals are enacted as proposed then for years after 2004, a shareholder will only be entitled to deduct interest expense incurred on borrowed money used to purchase the shares of the Corporation if it is reasonable to expect that the shareholder will realize a cumulative profit from the shares of the Corporation during the period the shares of the Corporation are held, or can reasonably be expected to be held. The October 31, 2003 Tax Proposals expressly provide that profit for this purpose will not include capital gains or losses. There is no provision for any carry forward of a loss that cannot be claimed as a result of the application of the October 31, 2003 Tax Proposals.

If the October 31, 2003 Tax Proposals are enacted in their current form, subject to the administrative practice which may be developed by the CRA in applying the October 31, 2003 Tax Proposals, shareholders may no longer be able to deduct interest paid on money borrowed to purchase shares of the Corporation for taxation years commencing after 2004.

                       Shareholders with Tax-Exempt Status

Currently, and following the Continuance of the Corporation, a share of the Corporation is not, and will not be, a "qualified investment" for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act (collectively, the "Plans"). When the Corporation continues into Switzerland, shares of the Corporation will also constitute "foreign property" for the purposes of the additional tax imposed under Part XI of the Tax Act on the Plans (except registered education savings plans), registered pension plans, and certain other persons exempt from tax under Part I of the Tax Act. Registered education savings plans are not subject to the foreign property rules.

A share of the Corporation will continue to not be a suitable investment for the Plans after Continuance. A shareholder that is a Plan or a person subject to the foreign property rules should obtain independent tax advice with regard to their particular situation.







This Supplemental Management Proxy Circular and the accompanying Notice Of Continuation Of 2004 Annual General Meeting replace the Management Proxy Circular and its accompanying Notice Of Meeting mailed to shareholders in support of the June 30, 2004, annual meeting of shareholders of the Corporation insofar as there exists a conflict between two sets of documents.


The contents of this Supplemental Management Proxy Circular and its sending to Shareholders have been approved by the Directors of the Corporation.


                                       By Order Of The Board Of Directors


                                       -----------------------------------------
                                       /s/ Gregory A. Sasges
                                       GREGORY A. SASGES, Secretary

                                  SCHEDULE "A"


1. UPON MOTION DULY MADE AND SECONDED, IT WAS RESOLVED, AS A SPECIAL RESOLUTION,
THAT:

a. the Corporation make application to the Director under the Canada Business Corporations Act for a Letter of Satisfaction, file Articles of Incorporation under Swiss corporation law continuing the Corporation as if it had been incorporated under those laws, and make application to the Director for a Certificate of Discontinuance; and

b. the Directors of the Corporation be authorized to forego, to delay the implementation of, to revoke, or to abandon this special resolution before it is acted on without further approval of the shareholders of the Corporation.

2. UPON MOTION DULY MADE AND SECONDED, IT WAS RESOLVED, AS A SPECIAL RESOLUTION,
THAT:

a. the name of the Corporation be changed from iQ Power Technology Inc. to iQ Power AG or such other name as the Board of Directors may approve;

b. the Articles of the Corporation be amended accordingly, wherever the name of the Corporation appears therein,

c. the By-laws of the Corporation be amended accordingly, wherever the name of the Corporation appears therein, and

d. the Directors of the Corporation be authorized to forego, to delay the implementation of, to revoke, or to abandon this special resolution before it is acted on without further approval of the shareholders of the Corporation.

3. UPON MOTION DULY MADE AND SECONDED, IT WAS RESOLVED, AS A SPECIAL RESOLUTION,
THAT:

a.   the existing Articles of the Corporation be repealed;

b. the new Articles of the Corporation in the form attached as Exhibit 1 to this special resolution [subject to such changes thereto as may be made on the advice of counsel to the Corporation and approved by the President of the Corporation prior to the Continuation of the Meeting at which shareholder consideration of this special resolution is being sought] be adopted effective upon the Continuance of the Corporation under Swiss corporation law; and

c. the Directors of the Corporation be authorized to forego, to delay the implementation of, to revoke, or to abandon this special resolution before it is acted on without further approval of the shareholders of the Corporation.

                                    EXHIBIT 1
                                    ---------


                            ARTICLES OF INCORPORATION
                                       OF
                                   iQ POWER AG

--------------------------------------------------------------------------------

         I. Company name, domicile, duration and purpose of the Company
         --------------------------------------------------------------

Article 1       Company name, domicile, duration

Under the corporate name of

iQ Power AG

there exists for an unlimited duration a Company pursuant to art. 620 et seq. of the Swiss Code of Obligations (hereinafter "CO") with domicile in Zug, Switzerland.

Article 2       Purpose

The purpose of the Company is to develop and commercialize any electrical power source and energy management technologies in the automotive industry and other industries, including the aerospace and defense industry.

The Company may open branches and subsidiaries in Switzerland and abroad, and may acquire participations in other companies, either in Switzerland or abroad.

It may acquire, hold, transfer and exploit intellectual property rights such as patents, trade marks etc.

The Company may acquire, hold, and sell real estate.

The  Company  may  engage  in  and  carry  out  any   commercial  and  financial
transactions which are related directly or indirectly to the purpose of the Company.

                          II. Share capital and shares
                          ----------------------------

Article 3       Share capital

The share capital of the Company amounts to [to be inserted at the time of applying for continuance based on issued common shares of the Corporation multiplied by the par value per share] and is divided into [to be inserted at the time of applying for continuance based on issued common shares of the Corporation] registered shares with a par value of CHF 0.01 per share. The share capital is fully paid in.

Article 4       Share certificates, Conversion

The Company is entitled to issue share certificates which represent one or more shares in lieu of certificates for individual shares. The ownership or the usufruct of a share title, or share certificate and any exercise of shareholders' rights, automatically entails recognition of the version of the Articles of Incorporation then in force.

The General Meeting of Shareholders may, at any time, convert registered shares into bearer shares or bearer shares into registered shares through an amendment to the Articles of Incorporation.

Article 5       Share register, transfer of shares

The Board of Directors shall maintain a share register in which the names and addresses of the owners and usufructuaries are to be entered. The entry in the share register requires a certificate as to the acquisition of the share for ownership or as to the establishment of a usufruct. Only those registered in the share register shall be recognized as shareholders or usufructuaries vis-a-vis the Company. The transfer of shares, whether for ownership or for usufruct, is in every case subject to the approval by the Board of Directors [to be altered if possible prior to

Continuance]. The approval can only be refused for the reasons listed in Art. 685d CO [have to be defined accurately prior to the Meeting Continuation].

                        III. Organization of the Company
                        --------------------------------

Article 6       Corporate bodies

The corporate bodies of the Company are

A.   the General Meeting of Shareholders
B.   the Board of Directors
C.   the Auditors.

A.   General Meeting of Shareholders

Article 7       Powers

The  supreme   corporate  body  of  the  Company  is  the  General   Meeting  of
Shareholders. It has the following powers which are inalienable:

1.   to adopt and amend the Articles of Incorporation;
2.   to elect and recall the members of the Board of Directors and the Auditors;
3. to approve the annual report and the annual financial statements as well as to pass resolutions on the use of the balance sheet profit, in particular, the declaration of dividends and of profit sharing by directors;
4.   to release the members of the Board of Directors;
5. to pass resolutions on matters which are by law or by the Articles of Incorporation reserved to the General Meeting of Shareholders or which are presented to it by the Board of Directors.

Article 8       Calling of meeting

The ordinary meeting shall take place annually within six months after the close of the business year.

Extraordinary General Meeting of Shareholders shall be called as often as necessary, in particular, in all cases required by law.

Extraordinary General Meeting of Shareholders shall be called by the Board of Directors if shareholders representing at least ten percent of the share capital request it in writing (including telefax), listing the items and the motions.

Article 9       Form of Calling and Universal Meeting of Shareholders

The General Meeting of Shareholders shall be called by the Board of Directors, if necessary by the Auditors. The liquidators shall also be entitled to call a General Meeting of Shareholders.

The General Meeting of Shareholders shall be called by mail to the shareholders at the latest twenty days prior to the day of the meeting. The calling shall state the agenda items as well as the motions of the Board of Directors and of the shareholders who have requested the holding of a General Meeting of Shareholders or the inclusion of an item in the agenda.

Subject to the provisions of the Universal Meeting of Shareholders, no resolutions may be passed on matters which have not been announced in this way; excepted are motions for the calling of an extraordinary meeting of shareholders or the initiating of a special audit.

The making of motions within the scope of agenda items and the discussion without passing resolutions does not require announcement in advance.

The owners or their proxies of all the shares may, if no objection is raised, hold a General Meeting of Shareholders without observing the formalities for the calling of a meeting (Universal Meeting of Shareholders). As long as the owners or proxies of all shares are present, items within the powers of a General Meeting of Shareholders may validly be discussed and decided upon at such meeting.

The annual business report and the auditors' report must be submitted for examination by the shareholders at the domicile of the Company at the latest twenty days prior to the date of the ordinary General Meeting of Shareholders. Reference thereto shall be made in the calling of the General Meeting of Shareholders.

Article 10      Chair, minutes

The General Meeting of Shareholders shall be chaired by the Chairman, or, in his absence, by another member of the Board of Directors or by another chairman elected for that day by the General Meeting of Shareholders.

The Chairman designates a Secretary for the minutes and persons for counting the votes, who need not be shareholders.

The Board of Directors is responsible for keeping the minutes, which are to be signed by the Chairman and by the Secretary.

Article 11      Voting, elections

Each share entitles to one vote.

Each shareholder may be represented at the General Meeting of Shareholders by a third person who is authorized by a written proxy.

The General Meeting of Shareholders shall pass resolutions and carry out elections by absolute majority of the votes allocated to the shares represented, to the extent the law or the Articles of Incorporation do not provide otherwise.

If an election cannot be completed upon the first ballot, there shall be a second ballot at which the relative majority shall decide.

The Chairman shall have no casting vote.

Elections and voting shall take place openly provided that neither the Chairman nor one of the shareholders request a secret ballot.

Article 12      Qualified majority

A resolution of the General Meeting of Shareholders passed by at least two thirds of the votes allocated to shares represented as well as the absolute majority of the par value of shares represented shall be required, in addition to the cases listed in art. 704 CO, for:

1. the alleviating or withdrawal of restrictions of the transferability of registered shares;
2.   the converting of registered shares into bearer shares;
3.   the dissolution of the Company followed by liquidation.

B.   The Board of Directors

Article 13      Composition

The Board of Directors shall be composed of one or more members. The members of the Board of Directors shall, as a rule, be elected by the ordinary General Meeting of Shareholders, in each case for a term of one year. The term of office of a member of the Board of Directors shall, subject to prior resignation or removal, expire upon the day of the next ordinary General Meeting of Shareholders. Newly-appointed members shall complete the term of office of their predecessors.

The members of the Board of Directors may be re-elected without limitation.

The Board of Directors shall organize itself. It designates its Chairman and the Secretary who needs not be a member of the Board of Directors.

Article 14      Duties and delegation

The Board of Directors is entrusted with the ultimate direction of the Company and the supervision of the management. It shall represent the Company vis-a-vis third parties and shall attend to all matters which are not delegated to another corporate body pursuant to the law, the Articles of Incorporation or the organizational regulations.

The Board of Directors may delegate the management of the Company in whole or in part as well as the power of representation to one or several members (managing directors) or third parties (managers) who need not be shareholders of the Company, pursuant to the organizational regulations. In this case, the Board of Directors shall adopt the organizational regulations according to the minimal requirements of art. 716b para. 2 CO and arrange for the appropriate contractual relationship between the Company and the managing directors or managers.

The Board of Directors has the following non-transferable and inalienable duties:

1.   to ultimately manage the Company and give the necessary directives;
2.   to establish the organization;
3. to structure the accounting system, the financial control, as well as the financial planning;
4. to appoint and remove the persons entrusted with the management and representation of the Company and to grant the signatory power;
5. to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with the law and with the Articles of Incorporation, the regulations and directives;
6. to prepare the business report, as well as the General Meeting of Shareholders and to implement the latter's resolutions;
7.   to notify the judge in case of over-indebtedness;
8. to pass resolutions regarding the subsequent payment of capital with respect to not fully paid-in shares;
9. to pass resolutions confirming increases of share capital and regarding the amendments to the Articles of Incorporation entailed thereby;
10. to examine the professional qualifications of the specially qualified auditors in those cases in which the law provides for the use of such auditors.

Article 15      Organization

In the absence of organizational regulations, the Board of Directors shall fix the basic elements of its organization in minutes, including the organization of the meetings, the quorum requirements for attendance and the passing of resolutions at meetings of the Board of Directors.

A single member of the Board of Directors is authorized to declare that an increase of capital has been made, that further capital has been paid in, or that full capital has been paid in, and to make the corresponding amendments by notarization to the Articles of Incorporation.

The chairman shall have the casting vote.

Unless otherwise provided by organizational regulations, resolutions may also be adopted by way of written consent to a proposition (including telefax), unless a member requests discussion.

Minutes are to be kept of the deliberations and resolutions (including circular resolutions) of the Board of Directors. The minutes are to be signed by the Chairman and the Secretary of the Board of Directors.

Article 16      Expenses and remuneration

The members of the Board of Directors are entitled to reimbursement of expenses incurred by them in the interests of the Company and to remuneration of their activities, as determined by the Board of Directors itself.

C.   The Auditors

Article 17      Election, duties

The General Meeting of Shareholders shall elect each year one or several persons or legal entities as Auditors pursuant to art. 727 et seq. CO with all the rights and duties as defined by the law.

           IV. Annual Financial Statement and Distribution of Profits
           ----------------------------------------------------------

Article 18      Business year

The business year is determined by the Board of Directors.

The annual financial statement, consisting of the profit and the loss statement, the balance sheet and the attachment as well as the consolidated statements of account, if applicable, shall be drawn up in accordance with the provisions of the Swiss Code of Obligations, in particular art. 662a et seq. CO, and in accordance with generally accepted commercial principles and principles customary in this business.

Article 19      Use of the balance sheet profit

Subject to the statutory provisions regarding the distribution of profits, in particular art. 671 et seq. CO, the balance sheet profit may be allocated by the General Meeting of Shareholders at its discretion.

Article 20      Shares of profits

The allocation of shares of profits to members of the Board of Directors shall be governed by the provisions of art. 677 CO.

                         V. Dissolution and Liquidation
                         ------------------------------

Article 21      Dissolution and liquidation

The General Meeting of Shareholders may at any time resolve the dissolution and liquidation of the Company in accordance with the statutory provisions and the Articles of Incorporation.

The liquidation shall be carried out by the Board of Directors unless the General Meeting of Shareholders has not delegated it to other persons.

The liquidation of the Company shall take place in accordance with art. 742 et seq. CO. The liquidators are entitled to sell assets (including real estate) in private transactions.

Upon satisfaction of all liabilities, the net assets shall be distributed to the shareholders in proportion to the amounts paid in.

                                 VI. Information
                                 ---------------

Article 22      Notices and Announcements

Callings and notices to the shareholders shall be made in writing to the addresses indicated in the share register.

Announcements to the creditors shall be made, in the instances prescribed by the law, by publication in the Swiss Gazette of Commerce, the Company's official instrument for publication.

                                  Schedule "B"

--------------------------------------------------------------------------------------------------------------------------------
                               Canada Business                        The Corporation according to Art. 620 ff. of the
                              Corporations Act                                   Swiss Code of Obligations (CO)
--------------------------------------------------------------------------------------------------------------------------------
1.                 Under   the  CBC   Act,   the   charter      Under Swiss  corporation  law the charter  documents  are its
Charter            documents  of the  Corporation  are its      Articles of  Incorporation.  These Articles have to set forth
Documents.         Articles   of   Incorporation.    These      at least the name of the  corporation,  the Swiss Canton,  in
                   Articles  set  forth  the  name  of the      which its registered office is located and the domicile,  the
                   Corporation,  the Canadian  province in      purpose  of  the   corporation,   the  issued   capital   and
                   which   its   registered    office   is      contributions  made thereto,  whether there are  restrictions
                   located,  the authorized capital of the      on share  transfers,  the  number  and the par  value and the
                   Corporation,    that   there   are   no      type  of  shares,   the  calling  of  a  general  meeting  of
                   restrictions  on share  transfers,  the      shareholders and the voting rights of the  shareholders,  the
                   number    of    directors,    and   any      bodies for the  administration and the audit, and finally the
                   restrictions  on the types of  business      form in which the corporation shall publish its notices.
                   that the Corporation may conduct
--------------------------------------------------------------------------------------------------------------------------------
2.                 Under  the CBC  Act,  certain  types of      Under  Swiss  corporation  law a  resolution  of the  General
Majority           actions  must be  approved by a special      Meeting of Shareholders  passed by at least two thirds of the
Required for       resolution  of the  members.  A special      votes  represented and the absolute majority of the par value
Special            resolution  of the  members  under  the      of shares  represented,  shall be required  for the change of
Resolution/        CBC Act  must  be  passed  by not  less      the  corporation   purpose,   the  creation  of  shares  with
Extraordinary      than  two-thirds  of the votes  cast by      privileged    voting   right,    the   restriction   of   the
Action             the  members  who voted in  respect  of      transferability  of registered shares, an increase of capital
                   that  resolution.  Special  resolutions      either  authorized or subject to a condition,  the limitation
                   are  required  to approve an  amendment      or  withdrawal  of  preemptive  rights,  the  change  of  the
                   to charter  documents,  a  liquidation,      domicile  of  the  corporation,  or  the  dissolution  of the
                   an amalgamation  (merger),  a variation      corporation without  liquidation.  Of course, the Articles of
                   in the special  rights or  restrictions      Incorporation  can declare other resolutions being subject to
                   attached to shares,  an increase in the      qualified majorities.
                   authorized  capital,  a subdivision  or
                   consolidation  of the share  capital or
                   the   sale   or   other   transfer   of
                   substantially all of the assets.
--------------------------------------------------------------------------------------------------------------------------------
3.                 The  corporate  records  of a  CBC  Act      The corporate  records of a Swiss  corporation are maintained
Access to          corporation   are   maintained  at  its      at  its  registered   office  and  the  cantonal   commercial
Corporate          registered   office  or  at  any  other      register.  The  commercial  register  maintains all corporate
Records            place  in  Canada   designated  by  its      records  and changes  thereof.  Furthermore,  the  commercial
                   directors.                                   register is publicly available.  Therefore,  every interested person has access to corporate  information  such as names of the  members of the Board of  Directors  and all  information provided by the Articles of Incorporation.
--------------------------------------------------------------------------------------------------------------------------------
4.                 A CBC Act  corporation may authorize an      In Switzerland we do not know  authorized  capital,  but only
Share Capital      unlimited  number of shares.  A CBC Act      issued  capital.  A Swiss  corporation may issue an unlimited
                   corporation  may not hold  shares  in a      number  of  shares,   whereas  the  minimum  capital  is  CHF
                   parent  company.  The  CBC  Act  allows      100'000.00.  The  share  capital  can  also  be  paid  in  by
                   financial   assistance   in  connection      contributions  in kind but  this  requires  a  report  from a
                   with the purchase of its shares  unless      specially qualified auditor.
                   there  are   reasonable   grounds   for
                   believing  that  the  assistance  would
                   render  the  corporation  unable to pay
                   its  liabilities  as they become due or
                   that its assets  would be less than the
                   aggregate   of  its   liabilities   and
                   stated capital.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                               Canada Business                        The Corporation according to Art. 620 ff. of the
                              Corporations Act                                   Swiss Code of Obligations (CO)
--------------------------------------------------------------------------------------------------------------------------------
5.                 Under  the CBC  Act,  a lost or  stolen      Shares  can  be  issued  either  in  the  name  of  a  holder
Stock              stock  certificate is valid against the      (registered  shares) or to  bearer.  Both types of shares may
Certificates       issuer  in the  hands  of a  bona  fide      exist  side  by  side  in the  proportion  determined  by the
                   purchaser   without  knowledge  of  any      Articles  of  Incorporation.  Bearer  shares  and  registered
                   defect  in  title.  In other  words,  a      shares are basically  transferable without  restriction,  but
                   subsequent   purchaser   can  in   some      the  transferability  of registered  shares can be restricted
                   circumstances   obtain  good  title  to      by  the  Articles  of   Incorporation.   Bearer   shares  are
                   shares of stock from one without  title      transferred  by  hand  over  of  the  share  certificate  and
                   to such shares.                              registered  shares have to be duly endorsed for  transferral.
                                                                By  amending  the  Articles  of  Incorporation   the  General
                                                                Meeting of  Shareholders  is  authorized to split shares into shares  with lower par value or to  consolidate  shares  into shares with higher par value,  whereas the  consolidation  of shares requires the approval of shareholders.
--------------------------------------------------------------------------------------------------------------------------------
6.                 Under  the CBC  Act,  the  members  may      The members of the Board of  Directors  have to be elected by
Directors          restrict  the  powers of the  directors      the General Meeting of Shareholders.  The Swiss corporate law
                   by  a   unanimous   member   agreement.      requires the election of directors by the General  Meeting of
                   Given  the  number  of  members  of the      Shareholders  for a term not to  exceed  six  years,  whereas
                   Corporation,  it  is  doubtful  that  a      re-election is possible.  Under Swiss law the majority of the
                   unanimous  member  agreement  could  be      members of the Board of Directors  have to be either Swiss or
                   adopted.   The  CBC  Act  requires  the      European   Union   Citizens  and  have  to  be  domiciled  in
                   election  of  directors  by the members      Switzerland.  The  federal  Council may grant  exceptions  to
                   for a term not to exceed  three  years.      this rule for companies whose principal  purpose  consists in
                   The   CBC   Act   allows   removal   of      holding  participations  in other  enterprises,  provided the
                   directors by a 50% member  vote.  Under      majority of these  enterprises are abroad.  Only shareholders
                   the CBC Act,  except in special  cases,      are  eligible to the Board of  Directors,  whereas  fiduciary
                   at  least  25%  of the  directors  of a      shareholding  is  sufficient.  The  Board  of  Directors  has
                   company  must  be  resident  Canadians.      certain  non-transferable and inalienable duties, such as the
                   Under   the  CBC  Act   Directors   are      ultimate  management of the corporation and the giving of the
                   empowered to amend  By-Laws  subject to      necessary directives,  the establishment of the organization,
                   the  ratification by the members at the      the   structuring  of  the  accounting   system  and  of  the
                   next    meeting.    The   CBC    allows      financial  controls as well as the financial planning insofar
                   indemnification  of  directors  against      as  this  is  necessary  to  manage  the   corporation,   the
                   liability  incurred by the  director as      appointment  and  removal of the persons  entrusted  with the
                   a  director   without  court  approval.      management  and the  representation,  the  preparation of the
                   The CBC Act  specifically  provides for      business  report as well as the  preparation  of the  General
                   the  maintenance  of insurance  for the      Meeting  of the  Shareholders  and  the  implementing  of its
                   benefit of a director.                       resolutions and the  notification of the judge in the case of over indebtedness.  The members of the Board of Directors and all persons  engaged in the management are liable not only to the  corporation,  but  also to each  shareholder  and to the corporation's  obligees for the damage caused by  intentional or negligent  violation of their  duties.  There are specific insurances covering those risks.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                               Canada Business                        The Corporation according to Art. 620 ff. of the
                              Corporations Act                                   Swiss Code of Obligations (CO)
--------------------------------------------------------------------------------------------------------------------------------
7.                 Under the CBC Act,  annual  meetings of      The General Meeting of Shareholders is the supreme  corporate
Members/           members  must be held  every 15 months.      body of the corporation.  It has certain  inalienable powers,
Stockholders       The  CBC Act  has  specific  provisions      such as the  adoption  and the  amending  of the  Articles of
                   regarding  the  fixing of record  dates      Incorporation,  the  election  of the members of the Board of
                   for  persons   entitled  to  notice  of      Directors  and of the  auditors,  the  approval of the annual
                   meetings   and   the   nature   of  the      report and of the  consolidated  statements  of account,  the
                   notice.  The notice  required under the      approval  of the annual  financial  statement  as well as the
                   CBC Act must  state  the  nature of any      resolution  on the  use  of  the  balance  sheet  profit,  in
                   special  business to be  transacted  in      particular,  the  declaration of dividends and the release of
                   sufficient   detail   to   permit   the      the members of the Board of Directors.  The ordinary  General
                   members  to  form a  reasoned  judgment      Meeting  of  Shareholders  takes  place  annually  within six
                   thereon  and must  include  the text of      months  after  the  close  of  the  business  year,   special
                   any special  resolution to be submitted      meetings are called  according to need.  The General  Meeting
                   to the meeting.                              of  Shareholders  is called by the Board of Directors  and if necessary by the auditors at the latest  twenty days prior to the day of the meeting.  The calling of a general  Meeting of
                                                                Shareholders   may   also  be   requested   by  one  or  more
                                                                shareholders  representing  together  at least ten percent of the share capital.  The calling has to state the agenda items as well as the motions of the Board of  Directors  and of the shareholders  who have  requested  the  holding  of a General
                                                                Meeting of  Shareholders  or the  inclusion of an item in the agenda.  No  resolution  may be passed on motions  concerning agenda items which have not been duly announced.
--------------------------------------------------------------------------------------------------------------------------------
8.                 A CBC Act corporation  need not place a      Under Swiss law the business report and the auditor's  report
Financial          report  of  the  directors  before  the      of the  particular  business  year have to be made  available
Disclosure         annual  meeting  of  members.  For  CBC      for  inspection at the  corporation's  domicile no later than
                   Act  corporations,   audited  financial      twenty  days  prior  to  the  ordinary   General  Meeting  of
                   statements  not more  than  six  months      Shareholders.  Any  shareholder  may  request  that a copy of
                   old must be  presented  to the  members      these  documents be immediately  sent to him. Any shareholder
                   at the  annual  meeting.  The  CBC  Act      may still request from the  corporation  the business  report
                   specifically    provides    that    the      in the form approved by the General Meeting of  Shareholders,
                   financial  statements  must be approved      as well as the auditor's  report,  during the year  following
                   by  the   directors   and  may  not  be      the General Meeting of  Shareholders.  At the General Meeting
                   circulated  unless  accompanied  by the      of  Shareholders  any  shareholder  is  entitled  to  request
                   report   of   the   auditors   of   the      information  from  the  Board  of  Directors  concerning  the
                   corporation.                                 affairs of the  corporation  and from the auditor  concerning the  execution  and the  results  of their  examination.  The
                   Under the CBC Act,  the  auditor of the      corporation has to give  information to the extent  necessary
                   corporation  must be  independent  and,      for the exercising of shareholders'  rights.  Information may
                   before replacing a previous auditor,  a      be refused if  business  secrets  or other  interests  of the
                   new  auditor  must  request  a  written      corporation  worth being protected are jeopardized.  Auditors
                   statement  of  the   circumstances  and      must be independent  from the Board of Directors and from any
                   reasons  for  the  replacement  of  the      shareholder  who has a majority  vote.  In  particular,  they
                   auditor, in his or her opinion.              shall not be employees of the corporation to be audited,  and they  shall not  perform  work for it  incompatible  with the auditing  mandate.  If  the  shares  of the  corporation  are listed on the stock exchange,  the auditors must meet special professional  qualifications.  The  auditor  can be  replaced based on the regulation in the Articles of Incorporation.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                               Canada Business                        The Corporation according to Art. 620 ff. of the
                              Corporations Act                                   Swiss Code of Obligations (CO)
--------------------------------------------------------------------------------------------------------------------------------
9.                 Dissent  proceedings  allow a member to      The Board of  Directors  and any  shareholder  may take legal
Dissent            require a  corporation  to purchase his      actions against the  corporation to challenge  resolutions of
Proceedings/       or her shares at an appraised  price if      the General  Meeting of  Shareholders,  which violate the law
Appraisal          the    corporation     takes    certain      or the Articles of Incorporation.  Decisions are particularly
Rights             triggering   actions   from  which  the      challengeable if they withdraw  or limit shareholder'  rights
                   member  dissents.  Under  the CBC  Act,      thereby  violating the law or the Articles of  Incorporation.
                   the triggering  actions include (1) the      Decisions  are also  challengeable  if they withdraw or limit
                   amendment  of the charter  documents to      shareholders'   rights  without  proper  reason  or  if  they
                   change or remove  any  restrictions  on      withdraw the profit  orientation of the  corporation  without
                   the types of business  the  Corporation      the consent of all  shareholders.  If the legal action by the
                   may  conduct;  (2) the  continuance  of      shareholder   is  successful  a  judgement   will  annul  the
                   the  Corporation   under  the  laws  of      resolution of the General Meeting.  In Switzerland  there are
                   another  jurisdiction;  (3) the  lease,      no  appraisal  rights  provided  by law but in a  merger  the
                   sale or exchange of  substantially  all      merging   corporations   can   contractually   agree   on   a
                   of the assets of the  corporation;  (4)      possibility for shareholders to opt for a cash-out.
                   the   amalgamation   (merger)   of  the
                   Corporation with another  company;  and
                   (5)  the   change  or  removal  of  any
                   provisions  restricting or constraining
                   the  transfer of  ownership  of shares.
                   Also,  an  amalgamation  of a  CBC  Act
                   corporation   with   its   wholly-owned
                   subsidiary   or  another   wholly-owned
                   subsidiary    of   the   same    parent
                   corporation   does  not  give  rise  to
                   dissent proceedings.
--------------------------------------------------------------------------------------------------------------------------------
10.                Under the CBC Act,  court  approval  of      In  Switzerland  by July 1,  2004,  the new Swiss  Merger Act
Amalgamation       an   amalgamation   is  not   required.      becomes  effective.  The Swiss  Merger Act provides two forms
(Merger)           Instead,    the    Director    of   the      of merger. In what is referred to as an absorption,  a target
                   Corporations  Branch  (of the  Canadian      corporation   merges  into  an  acquiring   corporation.   By
                   federal  government)  must be satisfied      operation  of law, the acquirer not only becomes the owner of
                   on statutory  declaration evidence that      the  assets  of  the  target  corporation  but  also  becomes
                   creditors  will  not be  prejudiced  by      subject  to the  actual  and  contingent  liabilities  of the
                   the  amalgamation.  The  CBC  Act  also      target.   Upon   finalizing  the   transaction,   the  target
                   provides     for     a      "short-form      corporation disappears,  and its dissolution is registered in
                   amalgamation"   when  a  subsidiary  is      the commercial  register.  Thus, it ceases to exist while the
                   amalgamating     with    its     parent      acquiring corporation  continues to exist.  Characteristic of
                   corporation  or  two  or  more  wholly-      this  form of  merger  is  that,  prior  to the  merger,  the
                   owned  subsidiary  corporations  of the      acquiring  corporation  has  previously  existed  as a  legal
                   same     parent     corporation     are      entity.  In what is  referred  to as a  combination,  two (or
                   amalgamating.     The    short     form      more)  companies  merge  on  equal  terms  and  form a  newly
                   amalgamation  needs only to be approved      established  entity. It is the  characteristic of this merger
                   by a  resolution  of the  directors  of      that   the   acquiring   corporation   originates   from  the
                   each      of      the      amalgamating      transaction   itself.  The  Merger  Act  stipulates  specific
                   corporations.                                guidelines  regarding mergers between companies that are in a control  relationship  (parent / subsidiary) to each other as
                   The   CBC   Act   also    allows    for      well as for mergers between small and medium enterprises.  On
                   "triangular  amalgamations."  In  other      the other hand,  additional  legal constrains apply if one of
                   words,  it is not necessary that shares      the merging firms is in liquidation or if one  corporation is
                   of  the  amalgamating   corporation  be      over  indebted  or  reports  that  half of its  equity  is no
                   given   to   the    members    of   the      longer covered.
                   amalgamated    corporation;    instead,
                   shares    of   the    parent   of   the
                   amalgamating corporation can be used
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                               Canada Business                        The Corporation according to Art. 620 ff. of the
                              Corporations Act                                   Swiss Code of Obligations (CO)
--------------------------------------------------------------------------------------------------------------------------------
11.                In a take-over  situation,  the CBC Act      The Swiss  corporate  law does not  contain  any  regulations
Take-Over Bids     provides for compulsory  acquisition of      referring compulsory  acquisitions.  Only if a corporation is
and                shares  of  "hold-out"   members.   The      registered  with the Swiss Stock Exchange (SWIX) the specific
Compulsory         compulsory  acquisition applies where a      rules of the  Stock  Exchange  Act  apply.  The  Swiss  Stock
Acquisitions       member  declines  to  sell  his  or her      Exchange Act contains several  regulations such as opting up,
                   shares to a  take-over  bidder who then      opting out,  squeeze  out,  squeeze  in,  etc.  The new Swiss
                   obtains  90%   acceptance   from  other      Merger Act contains the possibility for merging  corporations
                   members.   A   take-over   bidder   who      to   contractually   opt  for  a   squeeze-out   of  minority
                   receives more than 90%  acceptance  can      shareholders  if at  least  90%  of the  shareholders  of the
                   then require the "hold-out"  members to      transferring corporation agree.
                   sell.  The CBC Act gives  the  hold-out
                   members   the   alternate    right   of
                   accepting  the bid  price or  demanding
                   an   independent   valuation  of  their
                   shares.
--------------------------------------------------------------------------------------------------------------------------------
12.                A  derivative  action is one brought or      Contrary to the Canadian  Statutory  Regulations  there is no
Derivative         defended  by a member for and on behalf      such thing as derivative actions in Switzerland.
Actions            of  the   corporation.   The   CBC  Act
                   provides  for  commencing  or defending
                   an action on behalf of the  Corporation
                   and for  intervening  if an action  has
                   already  been  commenced or defended by
                   the Corporation.
--------------------------------------------------------------------------------------------------------------------------------
13.                The   CBC   Act   provides   oppression      See Section 9 above.
Oppression         remedies  for members who believe  that
                   the  affairs  of  the  Corporation  are
                   being  conducted  in a  manner  that is
                   oppressive or unfairly  prejudicial  to
                   one   or    more    members    of   the
                   Corporation.  The CBC Act extends  this
                   oppression   remedy  to  include  other
                   security holders, creditors,  directors
                   and officers.  These  remedies  provide
                   a broad  jurisdiction  to the  Court to
                   provide  relief from the  oppressive or
                   unfairly prejudicial acts.
--------------------------------------------------------------------------------------------------------------------------------

ANNUAL GENERAL MEETING OF MEMBERS OF

IQ POWER TECHNOLOGY INC. (the "Corporation")

TO BE HELD AT   BOARDROOM, 708-A- 1111 WEST HASTINGS STREET, VANCOUVER,
                B.C., CANADA

ON WEDNESDAY,   JUNE 30, 2004, AT 4:00 P.M.



The undersigned member ("Registered Shareholder") of the Corporation hereby appoints, Russell French, a Director of the Corporation, or failing this person, Gregory Sasges, a Director of the Corporation, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder was present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.


Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular. Please indicate your vote by placing an "X" in the appropriate column opposite the resolution)


                                                                      For          Against
1. To determine the number of Directors at 4
                                                                   -----------   -----------


                                                                      For          Withhold
2.a  To elect as Director, Hans Ambos
                                                                   -----------   -----------
2.b. To elect as Director, Peter E. Braun
                                                                   -----------   -----------
2.c  To elect as Director, Russell French
                                                                   -----------   -----------
2.d  To elect as Director, Dr. Herbert Weininger
                                                                   -----------   -----------
3.   To appoint Deloitte Touche as Auditor of the Corporation at a remuneration to be fixed by the Directors
                                                                   -----------   -----------


                                                                      For          Against
4.   To approve Stock Options and the amendment of the Stock
     Option Plan
                                                                   -----------   -----------
5.   To approve the directors Remuneration Proposal
                                                                   -----------   -----------
6.   To approve the acts of the Directors
                                                                   -----------   -----------

7.   To approve the Special Resolution to continue the Corporation in Switzerland
                                                                   -----------   -----------

8.   To approve the Special Resolution adopting a new By-law and repealing By-law Number One
                                                                   -----------   -----------

9.   To transact such other business as may properly come before the Meeting
                                                                   -----------   -----------



The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:
                    ---------------------------------------------------

Please Print Name:
                    ---------------------------------------------------

Date:
                    ---------------------------------------------------

Number of Shares
Represented by Proxy:
                    ---------------------------------------------------


THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

                      INSTRUCTIONS FOR COMPLETION OF PROXY



1.   This Proxy is solicited by the Management of the Corporation.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed to you by the person making the solicitation.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

     (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

     OR

     (b) appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters that may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

================================================================================
To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

                      Computershare Trust Company of Canada
                   Proxy Dept. 100 University Avenue 9th Floor
                             Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524
================================================================================